P.E 12/31/2006

AR/S

0-31225

Pinnacle[SM] Inc

FINANCIAL PARTNERS

07046233

2006 ANNUAL REPORT

PINNACLE VISION

To be the best financial services firm and the best place to work in Tennessee.

"Our previous relationship with another local financial institution was adequate, but what a pleasant surprise to work with an organization that goes beyond adequate to excellent."

JUDY CHEATHAM, MANUFACTURING CLIENT

"Never have I experienced a bank with the consideration and concern you show for your clients. It's as though I have a partner and not just a bank."

MACKENZIE COLT,
SMALL BUSINESS CLIENT

"I realized you guys have cherry-picked the best banking minds in the area, and understanding how Pinnacle is structured and operated explains how you were able to accomplish it. Our situation really has been a case where a lending institution played a huge role in making someone's dreams come to life."

JEFFREY SEEMAN,
MEDICAL PRACTICE CLIENT

"I love working at Pinnacle because I feel I matter to the company and I can contribute to the company's growth and values. My clients matter. I feel I can truly address their concerns and do what is best for them."

PINNACLE ASSOCIATE

"I have worked for three other banks and Pinnacle is the best company I have worked for. This company really seems to care about me as a person."

PINNACLE ASSOCIATE

"These last 16 months at Pinnacle have been the most exciting time in my banking career. Working with excellence and high values make a difference every day."

PINNACLE ASSOCIATE

To Our Shareholders:

Pinnacle's vision since its founding in 2000 has been to be the best financial services provider and best place to work in Tennessee. Our results in 2006 demonstrate that our commitment to this vision has not wavered.

Successful Integration of Cavalry Bancorp
Pinnacle fulfilled its 2005 pledge to integrate Cavalry Bancorp in a way that would enhance shareholder value. We met all the integration milestones on time and within budget and delivered on the financial synergies we promised. As a result of the integration, Pinnacle grew faster than the two firms had been growing on a combined basis prior to the merger. While most acquisitions impact the acquired market negatively, our Pinnacle associates in Murfreesboro strengthened Cavalry's No. 1 market share position among Rutherford County's financial institutions by increasing our share from 24.2% in 2005 to 25.1% in 2006.

Best Financial Services Provider
Attracting Tennessee's most experienced financial professionals is the cornerstone of Pinnacle's reputation for providing effective advice and distinctive service. Our integration with Cavalry enhanced our team and allowed us to grow faster than all of our competitors in Nashville — a testimony both to the quality of associates we have assimilated and the incredible word-of-mouth reputation we have established. In 2006, Pinnacle:

- Increased six-year organic growth to $1.35 billion in total assets
- Grew brokerage and trust assets under management to nearly $1 billion
- Grew deposit market share from 9th in the Nashville MSA in 2005 to 5th in 2006
- Maintained our distinctive service quality according to 14 measures of client satisfaction

Best Place to Work
We realize we cannot provide exceptional client service and shareholder value without the people who *are* Pinnacle. That's why we are constantly focused on building a culture that attracts and retains the best financial services professionals in the market. Our approach was reaffirmed in 2006 as we:

- Achieved a cumulative average of 4.5 (on scale of 1 to 5) on 12 standard measures of employee engagement
- Won the *Nashville Business Journal's* Best Place to Work award for the fourth consecutive year
- Rewarded our associates for exceeding soundness and earning thresholds by disbursing $4.1 million in cash incentives to associates throughout the firm

Shareholder Value
Our focus on being the best financial services provider and best place to work means strong financial performance for our shareholders. Here are some of the results our associates achieved for you in 2006:

- 33% increase in total shareholder return from Jan. 1, 2006 through Dec. 31, 2006 versus 13% for the Southeast Regional Bank Index (source: MSN.com)
- 17.3% increase in deposits versus the national average of 9.6% (source: FDIC Quarterly Banking Report – December 2006)
- 29.1% increase in loans versus the national average of 7.7% (source: FDIC Quarterly Banking Report – December 2006)
- 0.05% net loan charge-offs versus the national average of 0.38% (source: FDIC Quarterly Banking Report – December 2006)

Continued Organic Growth
We believe Pinnacle has the existing capacity to increase its assets by an additional $1 billion through organic growth in the next three years without adding any additional financial advisors or branch offices. We have targeted $3.5 billion in total assets and 1.30% ROA by 2010 as the result of future organic growth in the dynamic Middle Tennessee market.

Additional Growth Opportunities
Pinnacle continues to monitor acquisition and market extension opportunities. With our proven track record of successfully integrating another institution into our culture, we continue to look for acquisition targets in Middle Tennessee that strategically accelerate our geographic distribution, are currently producing above average growth and could fit into our high-performing culture. We have a bias toward structuring any acquisitions in a way that shareholders realize earnings accretion in the first 12 months. We are also interested in capitalizing on de novo market extensions in other urban Tennessee markets where we believe we could build a $500 to $750 million franchise in less than five years.

Giving Back
Affordable housing is the centerpiece of Pinnacle's commitment to the community. In recent years, Pinnacle has partnered with affordable housing organizations to build 85 homes in Nashville, Franklin, Murfreesboro and Shelbyville. In 2006, Pinnacle committed another $250,000 for down payment assistance to ensure that the availability of affordable housing continues to grow.

Pinnacle's additional community investments in 2006 totaled over $220,000. Equally important are the contributions Pinnacle made in the form of over 9,400 volunteer hours and significant community leadership roles. For example, we have Pinnacle associates serving as chairpersons of Destination Rutherford, an economic development initiative to build a thriving Rutherford County; the Nashville Downtown Partnership and the Cheekwood Botanical Gardens and Fine Arts Museum.

Commitment for 2007
This year has begun as a challenging year for the equity markets. Nonetheless, we will continue to deliver distinctive service and effective advice to our clients, which we believe will allow us to outperform our competitors and maintain the superior track record we've enjoyed since inception. We thank you for your continued support and confidence. We welcome your questions, feedback and visits at any time.

Sincerely,

M. Terry Turner
President and CEO

Robert A. McCabe, Jr.
Chairman

Six Consecutive Years of Extraordinary Results

Since inception in 2000, Pinnacle has had a compelling vision to take care of clients better than any other financial institution in the Middle Tennessee market and to create a work environment that attracts and keeps the most talented and experienced financial professionals.

This vision, combined with well-executed strategies, allowed Pinnacle to fulfill its continuing commitment to increase shareholder value in 2006. Over the course of the year, the value of our shares increased by 32.8%. Over the past five years, PNFP stock value has increased by 647%, significantly outperforming various industry indices, the S&P Index and the Nasdaq Composite Index.

Our board of directors has established annual and long-range targets for 20 metrics categorized by soundness, profitability, growth and market effectiveness. These encompass a combination of traditional measures, such as net income and return on assets (below) and nontraditional measures, such as associate retention and client service quality (pp. 4 and 6).

Net Income
(in millions)


$20.00
$15.00
$10.00
$5.00
$0.00
2002
2003
2004
2005
2006

EPS Growth


$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
2002
2003
2004
2005
2006

Return on Assets


1.25%
1.00%
0.75%
0.50%
0.25%
0.00%
2002
2003
2004
2005
2006

Return on Tangible Equity


18.0%
15.0%
12.0%
9.0%
6.0%
3.0%
0.0%
2002
2003
2004
2005
2006

2006 excludes the impact of goodwill from average stockholders' equity

Drivers of Continued Growth and Performance

Six key advantages give Pinnacle great momentum for continued growth and superior performance again in 2007. Collectively these advantages create a "once in a generation" opportunity for Pinnacle's shareholders and associates:

- Effective business strategies
- Presence in a "hot" metropolitan market
- Vulnerable competition
- Successful integration of Cavalry Bancorp
- Expansion opportunities throughout Tennessee
- Shareholder alignment

Effective Business Strategies

When we founded Pinnacle in 2000, we developed strategies to deliver effective advice and distinctive service to our clients. Today we embrace these same strategies with even greater conviction.

- **Hire and retain highly experienced and qualified financial services professionals** with successful track records, including client contact personnel who have an established client base of small businesses and consumer households in Middle Tennessee.

Associate Engagement Survey Results - November 2006

Scale: 1 (lowest) to 5 (highest)

12 Standard Business Measures	**PNFP Avg.**	**U.S. Avg.**
I know what is expected of me at work	**4.7**	4.3
I have the materials and equipment I need to do my work properly	**4.6**	3.9
I have the opportunity to do what I do best every day at work	**4.5**	3.6
In the last 7 days I have received recognition or praise for good work	**4.4**	3.4
My supervisor or someone at work seems to care about me as a person	**4.7**	4.0
There is someone at work that encourages my development	**4.5**	3.7
My opinions seem to count	**4.4**	3.6
The mission of my company makes me feel like my work is important	**4.6**	3.6
My coworkers are committed to doing quality work	**4.6**	3.9
I have a best friend at work	**4.0**	3.4
I have talked with someone about my progress in the last six months	**4.4**	4.0
This last year, I have had opportunities to learn and grow	**4.5**	3.9
Overall Average Score	***4.5***	***3.8***

- **Provide individualized attention with consistent, local decision-making authority**. Our financial advisors focus on having close working relationships with their clients and ensuring timeliness in decisions without the hassle of out-of-state authorizations. This local decision-making authority has been a competitive advantage in creating loan growth while maintaining excellent credit quality.


Loan Growth
(in millions)
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$-
2001
2002
2003
2004
2005
2006


Net Charge-Offs
0.45%
0.35%
0.25%
0.15%
0.05%
-0.05%
2002
2003
2004
2005
2006

- **Offer a full line of financial services** to include traditional depository and credit products, as well as sophisticated investment, treasury management and insurance products. This year we added insurance and trust capabilities through our merger with Cavalry and the hiring of other experienced professionals.


Distribution of Revenue Across Key Fee Businesses
$5.0
$4.5
$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
2005
2006
Service charges on deposit accounts
Investment services
Insurance sales commissions (New in 2006)
Trust fees (New in 2006)

- **Capitalize on client dissatisfaction** caused by our competitors' less-than-satisfactory response to the financial needs of today's sophisticated consumers and small- to mid-size businesses. We survey all clients annually and new clients more frequently to be sure we are exceeding their expectations.

Representative Measures of Pinnacle Client Satisfaction
January – December 2006

Involves other specialists when needed to ensure I get the best advice	4.77
Demonstrates knowledge and experience necessary to meet my needs	4.88
Provides timely responses to my requests	4.85
Ensures accuracy in all our work	4.85
Is recognizably better than competitors	4.81

5-Strongly Agree; **4**-Agree; **3**-Somewhat Agree; **2**-Disagree; **1**-Strongly Disagree

**Based on more than 1,600 responses*

- **Offer extraordinary convenience** by building a distribution system with online banking, telephone banking, courier deposit pick-up, and ATMs across the globe to provide options for clients to access financial services 24/7.

Pinnacle Online Banking Usage


47%
46%
45%
44%
43%
42%
41%
40%
% of Total PNFP Accounts
Consumer accounts
Business accounts

- **Take advantage of our directors' and officers' diverse personal and business contacts, community involvement and professional expertise.** Active involvement by our directors has helped fuel the dramatic growth Pinnacle has experienced, such as our deposit growth shown below.

Deposit Growth
(in millions)


$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
2002
2003
2004
2005
2006

Presence in a "Hot" Metropolitan Market

Strong job growth and a thriving economy continue to give Pinnacle a tremendous opportunity in the Nashville MSA. The firm has expanded to 18 offices in high-growth locations throughout Middle Tennessee.

Economic Indicators


Unemployment
U.S.
4.6%
Nashville MSA
3.5%
0.0%
1.0%
2.0%
3.0%
4.0%
5.0%
Population Growth
U.S.
5.0%
Nashville MSA
17.8%
0.0%
5.0%
10.0%
15.0%
20.0%
Median Household Income
U.S.
$51,546
Nashville MSA
$54,636
$50,000
$51,000
$52,000
$53,000
$54,000
$55,000
Office Vacancy Rate
U.S.
15.3%
Nashville MSA
10.1%
0.0%
2.0%
4.0%
6.0%
8.0%
10.0%
12.0%
14.0%
16.0%
18.0%

Pinnacle Locations


Sumner
Hendersonville
Davidson
Nashville
Brentwood
Williamson
Franklin
Smyrna
Rutherford
Murfreesboro
Bedford
Shelbyville
CURRENT LOCATIONS

The four main counties where Pinnacle operates are the most desirable in the MSA. Davidson is home to Nashville, the state's capital, and has a population of 610,000. Williamson is the wealthiest county in Tennessee with a median household income of $88,000, while Rutherford County is the fastest growing with a projected 24% increase in population over the next five years. Sumner County rounds out Pinnacle's tightly focused market and has a projected five-year population growth rate in excess of 10%.

Several factors make Nashville an attractive place for existing companies to grow and for corporate relocations:

- No state personal income taxes
- Reasonable land and infrastructure costs
- 19 colleges and universities
- Diverse economy anchored by heath care and state government
- Central U.S. location intersecting with three major interstates

The Nashville MSA experienced a 13% increase in population from 2000-2006, according to the U.S. Census Bureau. Its population is expected to increase 11% through 2011. The MSA is currently the:

- 8th largest in the Southeast
- 38th largest in the U.S. with about 1.5 million people
- 18th fastest growing in population
- 4th fastest growing in per capita income

Nashville's attractiveness is evidenced by top rankings from national publications:

- *Expansion Magazine* named Nashville as the No. 1 hottest relocation city for two consecutive years.
- *Forbes Magazine* ranked the area No. 7 for best places for business and careers.
- *Kiplinger's Personal Finance* ranked the city the No. 1 smart place to live among 50 competing cities.

Vulnerable Competition

The competitive landscape in Nashville's financial services market gives Pinnacle a unique growth opportunity.

The market is home to 58 banks and thrifts with 505 offices, but the top three players (Regions/AmSouth, SunTrust and Bank of America) control over 50% of the roughly $29 billion deposit market. The good news for us is that all of the top three are steadily losing market share to locally owned firms like Pinnacle. In the June 2006 FDIC rankings for the Nashville-Davidson-Murfreesboro MSA, Pinnacle moved from 9th to 5th place.

Merger and acquisition activity is rampant. In addition to the Regions Bank/AmSouth deal, two other local community banks have recently announced agreements to be acquired. Renasant Inc. is acquiring Nashville-based Capital Bancorp Inc., and Greene County Bancshares is acquiring Franklin, Tenn.-based Civitas BankGroup. Additionally, Mississippi-based Bancorp South and Cadence Financial have closed on acquisition transactions in the Nashville MSA in recent years.

We believe all of this merger-related turmoil creates even more opportunity for Pinnacle to gain additional market share through its model of distinctive service and effective advice.

FDIC Deposit Market Share Report of FDIC-Insured Institutions

Nashville-Davidson-Murfreesboro MSA

(as of June 30, 2006)

Institution Name	Rank in 2006	Rank in 2005	Rank in 2001	2006 Share / $ Deposits (in '000's)	2005 Share / $ Deposits (in '000's)	2001 Share / $ Deposits (in '000's)
Regions Bank/AmSouth*	1	1	1	22.78% $6,516,716	24.19% $6,102,062	21.76% $3,822,260
SunTrust Bank	2	2	2	15.70% $4,491,264	17.77% $4,479,997	16.13% $2,833,179
Bank of America	3	3	3	15.54% $4,444,939	16.23% $4,091,501	15.65% $2,749,413
First Tennessee	4	5	6	5.73% $1,639,615	5.06% $1,276,541	4.48% $787,093
Pinnacle Financial Partners	**5**	**9**	**28**	**5.32% $1,523,298**	**2.75% $692,779**	**0.43% $75,067**

Source: FDIC Market Share Data

**As of June 30, 2006, AmSouth was ranked No. 1 and Regions Bank was No. 4; all deposit share data above reflects a combination of the two banks, which have since merged..*

Successful Integration of Cavalry Bancorp

Cavalry's merger with Pinnacle created the second-largest bank holding company headquartered in Tennessee. The success of the integration demonstrated Pinnacle's ability to integrate banks into its distinctive culture on time and within budget. The merger also allowed Pinnacle to grow faster than the two firms had been growing on a combined basis prior to the merger.

The biggest complaint bank customers have when financial institutions merge is that their "go to" person will no longer be there, client service will suffer and favorite products and services will be taken away. We worked hard to demonstrate this would not happen to our new associates and clients. As a result, we not only maintained the top market share in Rutherford County; we increased it. More importantly, the firm's client satisfaction surveys show that 100% of Pinnacle's Rutherford County survey respondents rate the firm as "recognizably better than" its competitors. Our offices in Rutherford County completed their best year ever with over $100 million in organic growth in deposits during 2006.

Rutherford County Market Share

Institution Name	Rank in 2006	Rank in 2005	2006 Share / $ Deposits (in '000's)	2005 Share / $ Deposits (in '000's)
Pinnacle/Cavalry	**1**	**1**	**25.07% $615,310**	**24.19% $513,793**
SunTrust Bank	2	2	17.05% $418,627	20.09% $426,596
Bank of America	3	3	11.28% $276,836	10.45% $221,999
First Tennessee	4	4	9.44% $231,794	9.80% $208,138
Regions Bank/AmSouth*	5	5	14.48% $355,576	16.47% $349,850
MidSouth Bank	6	9	6.73% $165,300	3.57% $75,739

Source: FDIC Market Share Data
**As of June 30, 2006, AmSouth was ranked No. 5 and Regions Bank was No. 7; all deposit share data above reflects a combination of the two banks, which have since merged.*

Pinnacle added resources to Cavalry's already strong team. For instance, clients gained access to treasury management, financial planning services, courier deposit pickup for commercial accounts and our system of free use of any ATM anywhere around the world.

We also have benefited from Cavalry's strong presence in the consumer and commercial real estate sectors and leveraged Cavalry's merchant services, trust and insurance capabilities across our franchise.

Clients from both firms gained access to more benefits and convenience, including more office locations (18) and enhanced online banking and bill pay services.

Our associate roster grew substantially during the year through the Cavalry merger and with the continued addition of many new associates. Our team at year-end 2006 totaled 425 associates who are the most respected financial services professionals in our area. The team from Cavalry made significant contributions in terms of new expertise and clients, as was evidenced by our continued market share growth in Rutherford County.

Growth in Pinnacle Offices and Associates

(Year-end figures)

	2001	*2002*	*2003*	*2004*	*2005*	*2006*
Total Offices	3	3	5	7	8	18*
Number of Associates	50	56	91	123	159	425**

**Includes nine offices from merger with Cavalry Bancorp and one additional office which opened March 5, 2007.*
***Includes 220 associates from the merger with Cavalry Bancorp and 46 positions added during 2006.*

Expansion Opportunities Throughout Tennessee

- **Organic Growth in Nashville.** In June of 2002, Pinnacle published very aggressive asset growth targets contemplating $300 million in assets by year-end 2003; $400 million in assets by 2004 and $1 billion in assets by 2010, all through organic growth in the Nashville market. As shown in the chart below, we "under-promised and over-delivered."

Organic Asset Growth Versus 2002 Commitments
(in millions)


$1,200
$1,000
$800
$600
$400
$200
$0
Plan
Actual
$175
$305
$498
$727
$1,017
$1,000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

Pinnacle plans to leverage its existing capacity to grow market share in the Nashville MSA. Our current team of financial advisors has the capacity to produce an additional $1 billion in assets. In addition to our existing production capacity, we intend to add roughly one office per year through 2010. We also anticipate adding new associates at a pace similar to that during 2006 (excluding the impact of the Cavalry acquisition) in order to continue our rapid asset growth.

Organic Asset Growth Targets in Nashville MSA
(in millions)


$3,800
$3,300
$2,800
$2,300
$1,800
Plan
Actual
$2,100
$3,500
Targeted ROA of 1.30% by 2010
2006
2007
2008
2009
2010

- **Future Acquisitions in the Nashville MSA.** With our record of successfully integrating firms, Pinnacle could target other Middle Tennessee banks that would strategically accelerate our geographic distribution, that have substantially above-average growth rates and that could fit into Pinnacle's high-performance culture. Our bias is that any future merger would need to be accretive to our combined earnings in the first 12 months.



CURRENT LOCATIONS
TARGETED COUNTIES
Stewart
Montgomery
Robertson
Sumner
Macon
Clay
Pick
Trousdale
Jackson
Overton
Houston
Cheatham
Davidson
Smith
Dickson
Wilson
Putnam
Benton
Humphreys
DeKalb
White
Williamson
Rutherford
Cannon
Hickman
Warren
Van Buren
Perry
Maury
Decatur
Lewis
Bedford
Bledsoe
Coffee
Marshall
Grundy
Sequatchie
Moore

- **De Novo Market Extensions in Tennessee.** We have stated that we would consider extending into other urban markets such as Memphis and Knoxville if we find an opportunity to replicate what we've done in Nashville—hire the most successful bankers and brokers in the market. Our decision criteria include being able to build a $500 million to $750 million bank in five years.



❶ Nashville
❷ Knoxville
❸ Memphis

Shareholder Alignment

Because our Leadership Team and associates drive the firm's performance, we must align our interests with those of our shareholders. The best way to ensure this alignment is to make all associates think and act like shareholders. To that end, we have in place:

- Significant insider ownership
- Significant executive ownership
- Performance-based, at-risk compensation for *all* associates
  - Broad-based stock option plan for *all* associates
  - Annual incentives for *all* associates based on corporate soundness and earnings thresholds rather than on inappropriate product sales or cold call statistics

Our shareholders, associates and clients are well positioned to enjoy continued benefits from being associated with Pinnacle. Our ability to sustain performance year after year as well as our insight and experience to seize new opportunities in the marketplace will serve Pinnacle well again in 2007. As you review the information in this report, we hope you will be pleased with the excellent record and the potential for the future.

Table of Contents

FORWARD-LOOKING STATEMENTS

Pinnacle Financial Partners, Inc. ("Pinnacle Financial") may from time to time make written or oral statements, including statements contained in this report which may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). The words "expect," "anticipate," "intend," "consider," "plan," "believe," "seek," "should," "estimate," and similar expressions are intended to identify such forward-looking statements, but other statements may constitute forward-looking statements. These statements should be considered subject to various risks and uncertainties. Such forward-looking statements are made based upon management's belief as well as assumptions made by, and information currently available to, management pursuant to "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Pinnacle Financial's actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors. Such factors are described below in "Item 1A. Risk Factors" and include, without limitation, (i) unanticipated deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses, (ii) increased competition with other financial institutions, (iii) lack of sustained growth in the economy in the Nashville, Tennessee area, (iv) rapid fluctuations or unanticipated changes in interest rates, (v) the inability of our bank subsidiary, Pinnacle National Bank, to satisfy regulatory requirements for its expansion plans, and (vi) changes in the legislative and regulatory environment, including compliance with the various provisions of the Sarbanes-Oxley Act of 2002. Many of such factors are beyond Pinnacle Financial's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. Pinnacle Financial does not intend to update or reissue any forward-looking statements contained in this report as a result of new information or other circumstances that may become known to Pinnacle Financial.

Unless this report indicates otherwise or the context otherwise requires, the terms "we," "our," "us," "Pinnacle Financial Partners" or "Pinnacle Financial" as used herein refer to Pinnacle Financial Partners, Inc. and its subsidiary Pinnacle National Bank, which we sometimes refer to as "Pinnacle National," "our bank subsidiary" or "our bank" and its other subsidiaries. We operate primarily within the Nashville-Davidson-Murfreesboro, Tennessee Metropolitan Statistical Area, which we sometimes refer to as the "Nashville MSA." References herein to the fiscal years 2002, 2003, 2004, 2005 and 2006 mean our fiscal years ended December 31, 2002, 2003, 2004, 2005 and 2006, respectively.

SELECTED FINANCIAL DATA

	2006(1)	2005	2004	2003	2002
	(in thousands, except per share data, ratios and percentages)				
Statement of Financial Condition Data:					
Total assets	$2,142,187	$ 1,016,772	$ 727,139	$ 498,421	$ 305,279
Loans, net of unearned income	1,497,735	648,024	472,362	297,004	209,743
Allowance for loan losses	(16,118)	(7,858)	(5,650)	(3,719)	(2,677)
Total securities	346,494	279,080	208,170	139,944	73,980
Goodwill and core deposit intangibles	125,673	--	--	--	--
Deposits and securities sold under agreements to repurchase	1,763,427	875,985	602,655	405,619	249,067
Advances from FHLB	53,726	41,500	53,500	44,500	21,500
Subordinated debt	51,548	30,929	10,310	10,310	--
Stockholders' equity	256,017	63,436	57,880	34,336	32,404
Income Statement Data:					
Interest income	$ 109,696	$ 46,308	$ 27,679	$ 18,262	$ 12,561
Interest expense	48,743	17,270	7,415	5,363	4,362
Net interest income	60,953	29,038	20,264	12,899	8,199
Provision for loan losses	3,732	2,152	2,948	1,157	938
Net interest income after provision for loan losses	57,221	26,886	17,316	11,742	7,261
Noninterest income	15,786	5,394	4,978	3,035	1,732
Noninterest expense	46,624	21,032	14,803	10,796	7,989
Income before income taxes	26,383	11,248	7,491	3,981	1,004
Income tax expense	8,456	3,193	2,172	1,426	356
Net income	$ 17,927	$ 8,055	$ 5,319	$ 2,555	$ 648
Per Share Data:					
Earnings per share – basic	$ 1.28	$ 0.96	$ 0.69	$ 0.35	$ 0.11
Weighted average shares outstanding – basic	13,954,077	8,408,663	7,750,943	7,384,106	6,108,942
Earnings per share – diluted	$ 1.18	$ 0.85	$ 0.61	$ 0.32	$ 0.10
Weighted average shares outstanding – diluted	15,156,837	9,464,500	8,698,139	7,876,006	6,236,844
Book value per share	$ 16.57	$ 7.53	$ 6.90	$ 4.65	$ 4.39
Common shares outstanding at end of period	15,446,074	8,426,551	8,389,232	7,384,106	7,384,106
Performance Ratios and Other Data:					
Return on average assets	1.01%	0.93%	0.89%	0.66%	0.29%
Return on average stockholders' equity	8.66%	13.23%	12.31%	7.70%	2.47%
Net interest margin (2)	3.90%	3.60%	3.62%	3.53%	3.81%
Net interest spread (3)	3.20%	3.16%	3.34%	3.23%	3.42%
Noninterest income to average assets	0.89%	0.62%	0.83%	0.78%	0.76%
Noninterest expense to average assets	2.61%	2.42%	2.48%	2.78%	3.50%
Efficiency ratio (4)	60.80%	61.1%	58.6%	67.8%	80.4%
Average loan to average deposit ratio	88.73%	81.3%	79.0%	85.5%	98.5%
Average interest-earning assets to average interest-bearing liabilities	122.10%	120.0%	120.0%	118.9%	119.6%
Average equity to average total assets ratio	11.64%	7.00%	7.23%	8.54%	11.58%
Asset Quality Ratios:					
Allowance for loan losses to nonperforming assets	199.9%	1,708.3%	1,006.9%	981.3%	143.4%
Allowance for loan losses to total loans	1.08%	1.21%	1.20%	1.25%	1.28%
Nonperforming assets to total assets	0.37%	0.05%	0.08%	0.08%	0.61%
Nonaccrual loans to total loans	0.47%	0.07%	0.12%	0.13%	0.89%
Net loan charge-offs (recoveries) to average loans	0.05%	(0.01)%	0.27%	0.05%	0.05%
Capital Ratios:					
Leverage (5)	9.5%	9.9%	9.7%	9.7%	11.1%
Tier 1 risk-based capital	10.9%	11.7%	11.7%	11.8%	12.7%
Total risk-based capital	11.8%	12.6%	12.7%	12.8%	13.8%

(1) Information for 2006 fiscal year includes the operations of Cavalry, which Pinnacle Financial merged with on March 15, 2006 and reflects approximately 6.9 million shares of Pinnacle Financial common stock issued in connection with the merger.
(2) Net interest margin is the result of net interest income for the period divided by average interest earning assets.
(3) Net interest spread is the result of the difference between the interest yield earned on interest earning assets less the interest paid on interest bearing liabilities.
(4) Efficiency ratio is the result of noninterest expense divided by the sum of net interest income and noninterest income.
(5) Leverage ratio is computed by dividing Tier 1 capital by average total assets for the fourth quarter of each year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition at December 31, 2006 and 2005 and our results of operations for each of the three-years ended December 31, 2006. The purpose of this discussion is to focus on information about our financial condition and results of operations which is not otherwise apparent from the consolidated financial statements. The following discussion and analysis should be read along with our consolidated financial statements and the related notes included elsewhere herein.

Overview

General. Pinnacle Financial's rapid organic growth from its inception through the fourth quarter of 2006 together with its merger with Cavalry Bancorp, Inc. ("Cavalry"), a one-bank holding company located in Murfreesboro, Tennessee, on March 15, 2006 has had a material impact on Pinnacle Financial's financial condition and results of operations. This rapid growth resulted in net income for the year ended December 31, 2006 of $1.18 per diluted share as compared to $0.85 and $0.61 per diluted share for 2005 and 2004, respectively. At December 31, 2006, loans totaled $1.498 billion, as compared to $648 million at December 31, 2005, while total deposits increased to $1.622 billion at December 31, 2006 from $810 million at December 31, 2005.

Acquisition. On March 15, 2006, we consummated our merger with Cavalry. Pursuant to the merger agreement, we acquired all Cavalry common stock via a tax-free exchange whereby Cavalry shareholders received a fixed exchange ratio of 0.95 shares of our common stock for each share of Cavalry common stock, or approximately 6.9 million Pinnacle Financial shares. The financial information herein includes the activities of the former Cavalry (the "Rutherford County market") since March 15, 2006.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Accounting for Business Combinations" ("SFAS No. 141"), SFAS No. 142, "Goodwill and Intangible Assets" ("SFAS No. 142") and SFAS No. 147, "Acquisition of Certain Financial Institutions" ("SFAS No. 147"), we recorded at fair value the following assets and liabilities of Cavalry as of March 15, 2006 (dollars in thousands):

Cash and cash equivalents	$ 37,420
Investment securities – available-for-sale	39,476
Loans, net of an allowance for loan losses of $5,102	545,598
Goodwill	114,288
Core deposit intangible	13,168
Other assets	42,937
Total assets acquired	792,887
Deposits	583,992
Federal Home Loan Bank advances	17,767
Other liabilities	18,851
Total liabilities assumed	620,610
Total consideration paid for Cavalry	$ 172,277

We are in the process of finalizing the allocation of the purchase price to the acquired net assets noted above. Accordingly, the above allocations should be considered preliminary as of December 31, 2006.

As noted above, total consideration for Cavalry approximates $172.3 million of which $171.1 million was in the form of our common shares and options to acquire our common shares and $1.2 million in investment banking fees,. attorney's fees and other costs related to the purchase of Cavalry. We issued 6,856,298 shares of our common stock to the former Cavalry shareholders. In accordance with EITF 99-12, "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination," the shares were valued at $24.53 per common share which represents the average closing price of our common stock from the two days prior to the merger announcement on September 30, 2005 through the two days after the merger announcement. Aggregate consideration for the common stock issued was approximately $168.2 million. Additionally, we also have assumed the Cavalry Bancorp, Inc. 1999 Stock Incentive Plan (the "Cavalry Plan") pursuant to which we were obligated to issue 195,551 shares of our common stock upon exercise of stock options awarded to certain former Cavalry employees who held outstanding options as of March 15, 2006. All of these options were fully vested prior to the merger announcement date and expire at various dates between 2011 and 2012. The exercise prices for these stock options range between $10.26 per share and $13.68 per share. In accordance with SFAS No. 141, we considered the fair value of these options in determining the acquisition cost of Cavalry. The fair value of these vested options approximated $2.9 million which has been included as a component of the aggregate purchase price.

In accordance with SFAS Nos. 141 and 142, we recognized $13.2 million as a core deposit intangible. This identified intangible is being amortized over seven years using an accelerated method which anticipates the life of the underlying deposits to which the intangible is attributable. For the year ended December 31, 2006, approximately $1.8 million was recognized in the statement of income. Amortization expense associated with the core deposit intangible will approximate $1.8 million to $2.1 million per year for the next five years with lesser amounts for the remaining two years.

We also recorded other adjustments to the carrying value of Cavalry's assets and liabilities in order to reflect the fair value of those net assets in accordance with generally accepted accounting principles, including a $4.8 million discount associated with the loan portfolio, a $2.9 million premium for Cavalry's certificates of deposit and a $4.6 million premium for Cavalry's land and buildings. We have also recorded the corresponding deferred tax asset or liability associated with these adjustments. The discounts and premiums related to financial assets and liabilities will be amortized into our statements of income in future periods using a method that approximates the level yield method over the anticipated lives of the underlying financial assets or liabilities. For the year ended December 31, 2006, the accretion of the fair value discounts related to the acquired loans and certificates of deposit increased net interest income by approximately $3.7 million. Based on the estimated useful lives of the acquired loans and deposits, we expect to recognize increases in net interest income related to accretion of these purchase accounting adjustments of $4.0 million in subsequent years.

We also incurred approximately $1,636,000 in merger related expenses during the year ended December 31, 2006 directly related to the Cavalry merger. These charges were for our integration of Cavalry and accelerated depreciation and amortization related to software and other technology assets whose useful lives were shortened as a result of the Cavalry acquisition.

Results of Operations. Our net interest income increased to $61.0 million for 2006 compared to $29.0 million for 2005 and $20.3 million in 2004. The net interest margin (the ratio of net interest income to average earning assets) for 2006 was 3.90% for 2006 compared to 3.60% for the same period in 2005 and 3.62% in 2004.

Our provision for loan losses was $3.7 million for 2006 compared to $2.2 million in 2005 and $2.9 million in 2004. The provision for loan losses increased primarily due to increases in loan volumes and charge-offs in 2006 compared to 2005, while the decrease in expense between 2005 and 2004 was due to increases in loan volumes offset by a significant decrease in charge-offs in 2005.

Noninterest income for 2006 compared to 2005 increased by $10.4 million, or 193%. This increase is largely attributable to the fee businesses associated with the Cavalry acquisition, particularly with regard to service charges on deposit accounts, insurance sales commissions and trust fees. Noninterest income for 2005 compared to 2004 increased by $416,000, or 8.4%, which was due in large part to increases in investment sales commissions, insurance commissions, trust fees and other fees.

Our continued growth in 2006 resulted in increased noninterest expense compared to 2005 due to the addition of the Rutherford County market, increases in salaries and employee benefits, equipment and occupancy expenses and other operating expenses. The number of full-time equivalent employees increased from 156.5 at December 31, 2005 to 404.0 at December 31, 2006. As a result, we experienced increases in compensation and employee benefit expense. Additionally, we adopted SFAS No. 123(R) in 2006 which addresses the accounting for employee equity based incentives which also increased our compensation and employee benefit expense in 2006 when compared to no expense in 2006. We expect to add additional employees throughout 2007 which will cause our compensation and employee benefit expense to increase in 2007. Additionally, our branch expansion efforts during the last few years and the addition of the nine Cavalry branches also increased noninterest expense. The increased operational expenses for the recently opened branches and the additional planned branch in the Donelson area of Davidson County expected to open in early 2007 will continue to result in increased noninterest expense in future periods. Our efficiency ratio (the ratio of noninterest expense to the sum of net interest income and noninterest income) was 60.6% in 2006 compared to 61.1% in 2005 and 58.6% in 2004. These calculations include the impact of approximately $1,636,000 in merger related charges in 2006.

The effective income tax expense rate for 2006 was approximately 32.1% compared to an effective income tax expense rate for 2005 of approximately 28.4% and 29.0% for 2004. The increase in the effective tax rate between the periods was due to the additional earnings being taxed at a higher rate as the various tax savings initiatives (e.g., municipal bond income) had a lesser impact in 2006 when compared to the previous periods. Additionally, the impact of our incentive stock options and their treatment pursuant to the adoption of SFAS No. 123(R) also contributed to the increase in our effective rate in 2006.

Net income for 2006 was $17.9 million compared to $8.1 million in 2005, an increase of 123%. Net income for 2005 was 51% higher than net income for 2004 of $5.3 million. Fully-diluted net income per common share was $1.18 for 2006 compared to $0.85 for 2005 and $0.61 for 2004.

Excluding the after-tax (rate of 39.23%) impact of merger related charges, net income for 2006 was $18.9 million compared to $8.1 million for 2005, an increase of 135%. As a result, adjusted diluted net income per common share was $1.25 for 2006 compared to $0.85 for 2005, an increase of 47%. For a reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measure, see "Reconciliation of Non-GAAP financial measures" on page 22.

Financial Condition. Loans increased $850 million during 2006 of which $551 million was attributable to the Cavalry acquisition. Thus, the net increase in our loan portfolio attributable to organic growth was $299 million. As we seek to increase our loan portfolio, we must also continue to monitor the risks inherent in our lending operations. If our allowance for loan losses is not sufficient to cover the estimated loan losses in our loan portfolio, increases to the allowance for loan losses would be required which would decrease our earnings.

We have successfully grown our total deposits to $1.622 billion at December 31, 2006 compared to $810 million at December 31, 2005, an increase of $812 million, of which $584 million was attributable to the Cavalry acquisition. As a result, we increased our deposits by $228 million, excluding the Cavalry acquisition. This growth in deposits had a higher funding cost due to rising rates and increased deposit pricing competition in 2006 compared to 2005. We typically adjust our loan yields at a faster rate than we adjust our deposit rates. As such, unless competitive pressures dictate, our deposit funding costs do not usually adjust as quickly as do revenues from interest income on floating rate earning assets.

We continue to believe there is broad acceptance of our business model within the Nashville MSA and in our target markets of small to mid-sized businesses and affluent clients, real estate professionals and consumers that desire a deep relationship with their bank.

Capital and Liquidity. At December 31, 2006, our capital ratios, including our bank's capital ratios, met regulatory minimum capital requirements. Additionally, at December 31, 2006, our bank would be considered to be "well-capitalized" pursuant to banking regulations. As our bank grows it will require additional capital from us over that which can be earned through operations. We anticipate that we will continue to use various capital raising techniques in order to support the growth of our bank.

In the past, we have been successful in procuring additional capital from the capital markets (via public and private offerings of trust preferred securities and common stock). This additional capital was required to support our growth. As of December 31, 2006, we believe we have sufficient capital to support our current growth plans. However, expansion by acquisition of other banks or by branching into a new geographic market could result in issuance of additional capital, including additional common shares.

Critical Accounting Estimates

The accounting principles we follow and our methods of applying these principles conform with United States generally accepted accounting principles and with general practices within the banking industry. In connection with the application of those principles, we have made judgments and estimates which, in the case of the determination of our allowance for loan losses, the adoption of SFAS No. 123 (revised 2004), "Share Based Payments" ("SFAS No. 123(R)") and the accounting for the Cavalry merger have been critical to the determination of our financial position and results of operations.

Allowance for Loan Losses ("allowance"). Our management assesses the adequacy of the allowance prior to the end of each calendar quarter. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The level of the allowance is based upon management's evaluation of the loan portfolios, past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payment), the estimated value of any underlying collateral, composition of the loan portfolio, economic conditions, industry and peer bank loan quality indications and other pertinent factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. Loan losses are charged off when management believes that the full collectability of the loan is unlikely. A loan may be partially charged-off after a "confirming event" has occurred which serves to validate that full repayment pursuant to the terms of the loan is unlikely. Allocation of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, is deemed to be uncollectible.

Larger balance commercial and commercial real estate loans are impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Collection of all amounts due according to the contractual terms means that both the contractual interest payments and the contractual principal payments of a loan will be collected as scheduled in the loan agreement.

An impairment loss is recognized if the present value of expected future cash flows from the loan is less than the recorded investment in the loan (recorded investment in the loan is the principal balance plus any accrued interest, net deferred loan fees or costs and unamortized premium or discount, and does not reflect any direct write-down of the investment). The impairment loss is recognized through the allowance. Loans that are impaired are recorded at the present value of expected future cash flows discounted at the loan's effective interest rate, or if the loan is collateral dependent, impairment measurement is based on the fair value of the collateral, less estimated disposal costs. Income is recognized on impaired loans on a cash basis.

The level of allowance maintained is believed by management to be adequate to absorb losses inherent in the portfolio at the balance sheet date. The allowance is increased by provisions charged to expense and decreased by charge-offs, net of recoveries of amounts previously charged-off.

In assessing the adequacy of the consolidated allowance, we also consider the results of our ongoing independent loan review process. We undertake this process both to ascertain whether there are loans in the portfolio whose credit quality has weakened over time and to assist in our overall evaluation of the risk characteristics of the entire loan portfolio. Our loan review process includes the judgment of management, the input from our independent loan reviewer, and reviews that may have been conducted by bank regulatory agencies as part of their usual examination process. We incorporate loan review results in the determination of whether or not it is probable that we will be able to collect all amounts due according to the contractual terms of a loan.

As part of management's quarterly assessment of the allowance, management divides the loan portfolio into four segments: commercial, commercial real estate, consumer and consumer real estate. Each segment is then analyzed such that an allocation of the allowance is estimated for each loan segment.

The allowance allocation for commercial and commercial real estate loans begins with a process of estimating the probable losses inherent for these types of loans. The estimates for these loans are established by category and based on our internal system of credit risk ratings and historical loss data for industry and various peer bank groups. The estimated loan loss allocation rate for our internal system of credit risk grades for commercial and commercial real estate is based on management's experience with similarly graded loans, discussions with banking regulators and our internal loan review processes. We then weight the allocation methodologies for the commercial and commercial real estate portfolios and determine a weighted average allocation for these portfolios.

The allowance allocation for consumer and consumer real estate loans which includes installment, home equity, consumer mortgages, automobiles and others is established for each of the categories by estimating losses inherent in that particular category of consumer and consumer real estate loans. The estimated loan loss allocation rate for each category is based on management's experience. Additionally, consumer and consumer real estate loans are analyzed based on our actual loss rates, industry loss rates and loss rates of various peer bank groups. Consumer and consumer real estate loans are evaluated as a group by category (i.e. retail real estate, installment, etc.) rather than on an individual loan basis because these loans are smaller and homogeneous. We weight the allocation methodologies for the consumer and consumer real estate portfolios and determine a weighted average allocation for these portfolios.

The estimated loan loss allocation for all four loan portfolio segments is then adjusted for management's estimate of probable losses for several "environmental" factors. The allocation for environmental factors is particularly subjective and does not lend itself to exact mathematical calculation. This amount represents estimated inherent credit losses which may exist, but have not yet been identified, as of the balance sheet date based upon quarterly trend assessments in delinquent and nonaccrual loans, unanticipated charge-offs, credit concentration changes, prevailing economic conditions, changes in lending personnel experience, changes in lending policies or procedures and other influencing factors. These environmental factors are considered for each of the four loan segments and the allowance allocation as determined by the processes noted above for each segment is increased or decreased based on the incremental assessment of these various "environmental" factors.

We then test the resulting allowance balance by comparing the balance in the allowance to historical trends and industry and peer information. Our management then evaluates the result of the procedures performed, including the result of our testing, and concludes on the appropriateness of the balance of the allowance in its entirety. The audit committee of our board of directors reviews the assessment prior to the filing of quarterly and annual financial information.

For the quarters ended March 31, 2006 and June 30, 2006, we assessed the allowance in two separate processes using methodologies for both the Pinnacle portfolios as the portfolios existed prior to the merger with Cavalry (the "Nashville market") and the Rutherford County portfolio. Our methodology for the first two quarters of 2006 was consistent with the past methodologies of Pinnacle Financial and Cavalry on a stand-alone basis. In view of the acquisition, we evaluated the respective assessment methodologies and made certain changes as noted above and implemented such changes during the third quarter of 2006. The revised assessment methodology did not significantly impact our recorded allowance for loan losses.

Share Based Payments - On January 1, 2006, we adopted SFAS No. 123(R), which addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for equity instruments. SFAS No.123(R) eliminates the ability to account for share-based compensation transactions, as we formerly did, using the intrinsic value method as prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and generally requires that such transactions be accounted for using a fair-value-based method and recognized as an expense.

We adopted SFAS No. 123(R) using the modified prospective method which requires the application of the accounting standard as of January 1, 2006. The accompanying consolidated financial statements for 2006 reflect the impact of adopting SFAS No. 123(R). In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). Application of SFAS No. 123(R) required us to assess numerous factors including the historical volatility of our stock price, anticipated option forfeitures and estimates concerning the length of time that our options would remain unexercised. Many of these assessments impact the fair value of the underlying stock option more significantly than others and changes to these assessments in future periods could be significant. We believe the assumptions we have incorporated into our stock option fair value assessments are reasonable.

Accounting for the Cavalry Acquisition - We recorded the assets and liabilities of Cavalry as of March 15, 2006 at estimated fair value. Arriving at these fair values required numerous assumptions regarding the economic life of assets, decay rates for liabilities and other factors. We engaged a third party to assist us in valuing certain of the financial assets and liabilities of Cavalry. We also engaged a real estate appraisal firm to value the more significant properties that were acquired by us in the acquisition. We also engaged a firm to analyze the income tax implications of the assets and liabilities acquired as well as the deductibility of the various cash payments we and the former Cavalry made as a result of this merger. As a result, we consider the values we have assigned to the acquired assets and liabilities of Cavalry to be reasonable and consistent with the application of generally accepted accounting principles. However, we are still in the process of obtaining and evaluating certain other information. Accordingly, we may have to reassess our purchase price allocations. We believe that we will conclude the allocation of the purchase price to the acquired net assets during the first quarter of 2007.

Long-lived assets, including purchased intangible assets subject to amortization, such as our core deposit intangible asset, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

Goodwill and intangible assets that have indefinite useful lives are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. Our annual assessment date is September 30. Should we determine in a future period that the goodwill recorded in connection with our acquisition of Cavalry has been impaired, then a charge to our earnings will be recorded in the period such determination is made.

Results of Operations

Our results for fiscal years 2006, 2005 and 2004 were highlighted by the continued growth in loans and other earning assets and deposits, which resulted in increased revenues and expenses. The following is a summary of our results of operations (dollars in thousands):

	Years ended December 31, 2006	2005	2006-2005 Percent Increase (Decrease)	Year ended December 31, 2004	2005-2004 Percent Increase (Decrease)
Interest income	$ 109,696	$ 46,308	136.9%	$ 27,679	67.3%
Interest expense	43,743	17,270	182.2%	7,415	132.9%
Net interest income	60,953	29,038	109.9%	20,264	43.3%
Provision for loan losses	3,732	2,152	73.4%	2,948	(27.0%)
Net interest income after provision for loan losses	57,221	26,886	112.8%	17,316	55.3%
Noninterest income	15,786	5,394	192.7%	4,978	8.4%
Noninterest expense	46,624	21,032	121.7%	14,803	42.1%
Net income before income taxes	26,383	11,248	134.6%	7,491	50.2%
Income tax expense	8,456	3,193	164.8%	2,172	47.0%
Net income	$ 17,927	$ 8,055	122.6%	$ 5,319	51.4%

Our results for the year ended December 31, 2006 included merger related expense. Excluding merger related expense from our net income resulted in diluted net income per common share for the year ended December 31, 2006 of $1.25. A comparison of these amounts to the same periods in 2005 and 2004 and a reconciliation of this non-GAAP financial measure follow:

Reconciliation of Non-GAAP financial measures:	2006	2005	2004
Net income	$ 17,927	$ 8,055	$ 5,319
Merger related expense net of tax of $642 for the year ended December 31, 2006	994	-	-
Net income excluding merger related expense	$ 18,921	$ 8,055	$ 5,319
Fully-diluted net income per common share	$ 1.18	$ 0.85	$ 0.61
Fully-diluted net income per common share, excluding merger related expense	$ 1.25	$ 0.85	$ 0.61

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with GAAP. Because non-GAAP financial measures presented are not measurements determined in accordance with GAAP and are susceptible to varying calculations, these non-GAAP financial measures, as presented, may not be comparable to other similarly titled measures presented by other companies.

Pinnacle Financial believes that these non-GAAP financial measures excluding the impact of merger related expenses facilitate making period-to-period comparisons and are meaningful indications of its operating performance and because we believe that the information provides investors with additional information to evaluate our past financial results and ongoing operational performance.

Pinnacle Financial's management utilizes this non-GAAP financial information to compare our operating performance versus the comparable periods in 2005 and 2004 and utilized non-GAAP diluted earnings per share for the 2006 fiscal year (excluding the merger related expenses) in calculating whether or not we met the performance targets of our 2006 Annual Cash Incentive Plan and our earnings per share targets in our restricted stock award agreements.

Net Interest Income. Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest bearing liabilities and is the most significant component of our earnings. For the year ended December 31, 2006, we recorded net interest income of $60,953,000, which resulted in a net interest margin of 3.90%. For the year ended December 31, 2005, we recorded net interest income of $29,038,000, which resulted in a net interest margin of 3.60%. For the year ended December 31, 2004, we recorded net interest income of $20,264,000, which resulted in a net interest margin of 3.62% for the year.

The following table sets forth the amount of our average balances, interest income or interest expense for each category of interest-earning assets and interest-bearing liabilities and the average interest rate for total interest-earning assets and total interest-bearing liabilities, net interest spread and net interest margin for each of the years in the three-year period ended December 31, 2006 (dollars in thousands):

	2006			2005			2004		
	Average Balances	*Interest*	*Rates/ Yields*	*Average Balances*	*Interest*	*Rates/ Yields*	*Average Balances*	*Interest*	*Rates/ Yields*
Interest-earning assets:									
Loans (1)	$1,226,803	$ 92,006	7.50%	$562,061	$35,167	6.26%	$373,287	$19,910	5.34%
Securities:									
Taxable	254,906	12,615	4.95%	204,532	9,086	4.44%	162,712	6,936	4.26%
Tax-exempt (2)	54,270	2,016	4.90%	31,578	1,116	4.66%	13,899	491	4.55%
Federal funds sold and other	53,562	3,059	6.87%	24,541	939	3.90%	17,610	342	1.94%
Total interest-earning assets	1,589,541	109,696	6.95%	822,712	46,308	5.68%	567,508	27,679	4.91%
Nonearning assets	189,675			47,322			29,872		
Total assets	$1,779,216			$870,034			$597,380		
Interest-bearing liabilities:									
Interest-bearing deposits:									
Interest checking	$ 171,637	$ 4,074	2.37%	$ 65,119	$ 659	1.01%	$ 38,544	$ 191	0.50%
Savings and money market	435,082	13,532	3.11%	250,136	4,860	1.94%	173,318	1,520	0.88%
Certificates of deposit	516,394	22,426	4.34%	256,056	8,171	3.19%	182,221	4,118	2.26%
Total deposits	1,123,113	40,032	3.56%	571,311	13,690	2.40%	394,083	5,829	1.48%
Securities sold under agreements to repurchase	101,144	4,329	4.28%	54,811	1,315	2.40%	20,466	104	0.51%
Federal funds purchased	1,260	66	5.26%	1,607	57	3.51%	1,705	24	1.43%
Federal Home Loan Bank advances	38,468	1,812	4.71%	42,326	1,222	2.89%	46,284	1,027	2.22%
Subordinated debt	37,372	2,504	6.70%	16,361	986	6.02%	10,310	431	4.18%
Total interest-bearing liabilities	1,301,357	48,743	3.75%	686,416	17,270	2.52%	472,848	7,415	1.57%
Noninterest-bearing deposits	259,585	-	-	120,007	-	-	78,616	-	-
Total deposits and interest-bearing liabilities	1,560,942	48,743	3.12%	806,423	17,270	2.14%	551,464	7,415	1.34%
Other liabilities	11,105			2,730			2,707		
Stockholders' equity	207,169			60,881			43,209		
	$1,779,216			$870,034			$597,380		
Net interest income		$ 60,953			$29,038			$20,264	
Net interest spread (3)			3.20%			3.16%			3.34%
Net interest margin			3.90%			3.60%			3.62%

(1) Average balances of nonperforming loans are included in the above amounts.
(2) Yields based on the carrying value of those tax exempt instruments are shown on a fully tax equivalent basis.
(3) The net interest spread calculation excludes the impact of demand deposits. Had the impact of demand deposits been included, the net interest spread for the year ended December 31, 2006 would have been 3.83% compared to a net interest spread for the years ended December 31, 2005 and 2004 of 3.54% and 3.56%, respectively.

As noted above, the net interest margin for 2006 was 3.90% compared to a net interest margin of 3.60% for the same period in 2005. The net change in the net interest margin was significant because the net increases in the yield on interest-earning assets was approximately 127 basis points compared to the increase in the rate paid on interest-bearing liabilities of 123 basis points. The net interest margin for 2004 was 3.62%. Other matters related to the changes in net interest income, net interest yields and rates, and net interest margin are presented below:

- Our loan yields increased between 2006 and 2005 by 124 basis points. The pricing of a large portion of our loan portfolio is tied to our prime rate. Our weighted average prime rate for 2004 was 4.40% compared to 6.25% in 2005 and 8.02% in 2006. The rates were higher in 2006 and 2005 due to periodic increases in our prime lending rate, which moves in concert with the Federal Reserve's changes to its Federal funds rate.

- We have been able to grow our funding base significantly. For asset/liability management purposes in 2005 and 2006, we elected to allocate a greater proportion of such funds to our loan portfolio versus our securities and shorter-term investment portfolio than in 2004. For 2006, average loan balances were 69% of total assets compared to 65% in 2005 and 62% in 2004. Loans generally have higher yields than do securities and other shorter-term investments. This change in allocation contributed to the increase in the overall total interest earning asset yields between the three years.

- During 2006, overall deposit rates were higher than those rates for the comparable period in 2005 and 2004. Changes in interest rates paid on such products as interest checking, savings and money market accounts, securities sold under agreements to repurchase and Federal funds purchased will generally increase or decrease in a manner that is consistent with changes in the short-term rate environment. During 2006, as was the case with our prime lending rate, short-term rates were higher than in 2005 and 2004. We also monitor the pricing of similar products by our primary competitors. The changes in the short-term rate environment and the pricing of our primary competitors required us to increase these rates in 2006 compared to the previous periods which resulted in increased rates paid on interest bearing liabilities.

- During 2006, the average balances of noninterest bearing deposit balances, interest bearing transaction accounts, savings and money market accounts and securities sold under agreements to repurchase amounted to 62% of our total funding compared to 61% in 2005 and 56% in 2004. These funding sources generally have lower rates than do other funding sources, such as certificates of deposit and other borrowings.

- Also impacting the net interest margin during 2006 compared to 2005 and 2004 was pricing of our floating rate subordinated indebtedness which comprises approximately $30 million of our aggregate subordinated indebtedness as of December 31, 2006. The interest rate charged on this indebtedness is generally higher than other funding sources. The rate charged on the floating rate portion of the indebtedness is determined in relation to the three-month LIBOR index and reprices quarterly. During 2006, the short-term interest rate environment was higher than previous years, and, as a result, the pricing for this funding source was higher in 2006. Additionally, in September 2005, we issued an additional $20 million in fixed rate subordinated indebtedness at a rate of 5.848% for the first five years with a floating rate determined in relation to three-month LIBOR thereafter.

Prior to the merger with Cavalry, Cavalry's net interest margin was higher than ours. As a result, since the merger date, our net interest margin is higher compared to the same periods last year due to the impact of the net assets of Cavalry being included with our net assets and because Cavalry's cost of funding were less than ours.

We believe that interest rates should remain fairly stable over the next few quarters. We also believe we will continue to increase net interest income through growth in earning assets with particular emphasis on floating rate lending. However, the additional revenues provided by increased floating rate loans may not be sufficient to overcome any immediate increases in funding costs such that we are unable to maintain our current net interest margin. As a result, even though our net interest income will continue to increase, our net interest margins will likely decrease due to new deposits being obtained at current market rates which are higher than our current average cost of funding and the continued competitive deposit pricing in our market area. We believe our net interest margin for 2007 should be within a range of 3.60% to 3.80%, compared to 3.74% for the fourth quarter of 2006.

Conversely, should interest rates begin to fluctuate over the next few quarters, we believe that in a rising interest rate environment we would be able to reprice our assets more quickly than our funding costs and thus we believe we would be able to grow our net interest income and net interest margins in such an environment. Conversely, in a falling rate environment, this would serve to have the opposite effect on our net interest income and net interest margins. In a falling rate environment, we may not be able to reduce our deposit funding costs as quickly as our assets would reprice due to market pressures, while our net interest income would not increase as fast as it would likely increase under a rising or stable interest rate environment.

Rate and Volume Analysis. Net interest income increased by $31,915,000 between the years ended December 31, 2006 and 2005 and by $8,774,000 between the years ended December 31, 2005 and 2004. The following is an analysis of the changes in our net interest income comparing the changes attributable to rates and those attributable to volumes (dollars in thousands):

	2006 Compared to 2005 Increase (decrease) due to			*2005 Compared to 2004 Increase (decrease) due to*		
	Rate	***Volume***	***Net***	***Rate***	***Volume***	***Net***
Interest-earning assets:						
Loans	$ 6,970	$ 49,869	$ 56,839	$ 3,434	$ 11,823	$15,257
Securities:						
Taxable	1,043	2,486	3,529	293	1,857	2,150
Tax-exempt	76	824	900	15	610	625
Federal funds sold	729	1,391	2,120	345	252	597
Total interest-earning assets	8,818	54,570	63,388	4,087	14,542	18,629
Interest-bearing liabilities:						
Interest-bearing deposits:						
Interest checking	$ 886	$ 2,529	$ 3,415	$ 197	$ 271	$ 468
Savings and money market	2,927	5,745	8,672	1,837	1,503	3,340
Certificates of deposit	2,945	11,310	14,255	1,695	2,358	4,053
Total deposits	6,758	19,584	26,342	3,729	4,132	7,861
Securities sold under agreements to repurchase	1,031	1,983	3,014	387	824	1,211
Federal funds purchased	28	(19)	9	35	(2)	33
Federal Home Loan Bank advances	770	(180)	590	310	(115)	195
Subordinated debt	111	1,407	1,518	190	365	555
Total interest-bearing liabilities	8,698	22,775	31,473	4,651	5,204	9,855
Net interest income	$ 120	$ 31,795	$ 31,915	$ (564)	$ 9,338	$ 8,774

Changes in net interest income are attributed to either changes in average balances (volume change) or changes in average rates (rate change) for earning assets and sources of funds on which interest is received or paid. Volume change is calculated as change in volume times the previous rate while rate change is change in rate times the previous volume. The change attributed to rates and volumes (change in rate times change in volume) is considered above as a change in volume.

Provision *for Loan Losses.* The provision for loan losses represents a charge to earnings necessary to establish an allowance for loan losses that, in our management's evaluation, should be adequate to provide coverage for the inherent losses on outstanding loans. The provision for loan losses amounted to $3,732,000, $2,152,000 and $2,948,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Based upon our management's evaluation of the loan portfolio, we believe the allowance for loan losses to be adequate to absorb our estimate of probable losses existing in the loan portfolio at December 31, 2006. A significant increase in loan growth and increased net-charge offs in 2006 were the primary reasons for the increased provision expense in 2006 when compared to 2005. A significant decrease in gross charge-offs, increases in recoveries of previously charged-off loans and improvement in the overall credit quality of our loan portfolio, net of the effect of an increase in loan volumes, were the primary causes for the decrease in our provision for loan losses in 2005 when compared to 2004.

Based upon management's assessment of the loan portfolio, we adjust our allowance for loan losses to an amount deemed appropriate to adequately cover inherent risks in the loan portfolio. While our policies and procedures used to estimate the allowance for loan losses, as well as the resultant provision for loan losses charged to operations, are considered adequate by our management and are reviewed from time to time by Pinnacle National's regulators, they are necessarily approximate and imprecise. There exist factors beyond our control, such as general economic conditions both locally and nationally, which may negatively impact, materially, the adequacy of our allowance for loan losses and, thus, the resulting provision for loan losses.

Noninterest Income. Our noninterest income is composed of several components, some of which vary significantly between quarterly and annual periods. Service charges on deposit accounts and other noninterest income generally reflect our growth, while investment services and fees from the origination of mortgage loans will often reflect market conditions and fluctuate from period to period. The opportunities for recognition of gains on loans and loan participations sold and gains on sales of investment securities may also vary widely from quarter to quarter and year to year and may diminish over time as our lending and industry concentration limits increase.

The following is the makeup of our noninterest income for the years ended December 31, 2006, 2005 and 2004 (dollars in thousands):

	Years ended December 31,		*2006-2005 Percent Increase (Decrease)*	*Year ended December 31,*	*2005-2004 Percent Increase (Decrease)*
	2006	*2005*		*2004*	
Noninterest income:					
Service charges on deposit accounts	$ 4,645	$ 978	*374.9%*	$ 956	*2.3%*
Investment services	2,463	1,836	*34.2%*	1,657	*10.8%*
Gains on sales of loans and loan participations, net:					
Fees from the origination and sale of mortgage loans, net of sales commissions	1,448	1,096	*32.1%*	760	*44.2%*
Gains on loan participations sold, net	420	152	*176.3%*	514	*(70.4%)*
Insurance sales commissions	2,123	-	-	-	-
Gain on sale of investment securities, net	-	114	*(100.0%)*	357	*(68.1%)*
Trust fees	1,181	-	-	-	-
Other noninterest income:					
ATM and other consumer fees	1,796	90	*1895.6%*	58	*55.2%*
Letters of credit fees	506	527	*(4.0%)*	272	*93.8%*
Bank-owned life insurance	470	74	*535.1%*	78	*(5.1%)*
Equity in earnings of Collateral Plus, LLC	120	216	*(44.4%)*	9	-
Other noninterest income	614	311	*97.4%*	317	*(1.9%)*
Total noninterest income	$ 15,786	$ 5,394	*192.7%*	$ 4,978	*8.4%*

Service charge income for 2006 increased over that of 2005 and 2004 due to increased volumes from our Rutherford County market and an increase in the number of Nashville deposit accounts subject to service charges. However, for the Nashville accounts, the increase in service charges in 2006 when compared to 2005 and 2004 was offset by the earnings credit rate provided by Pinnacle National to its commercial deposit customers. This earnings credit rate serves to reduce the deposit service charges for our commercial customers and is based on the average balances of their checking accounts at Pinnacle National.

Also included in noninterest income are commissions and fees from our financial advisory unit, Pinnacle Asset Management, a division of Pinnacle National. At December 31, 2006, Pinnacle Asset Management was receiving commissions and fees in connection with approximately $597 million in brokerage assets held with Raymond James Financial Services, Inc. compared to $441 million at December 31, 2005. Additionally, at December 31, 2006, our trust department was receiving fees on approximately $395 million in assets and in 2006 we earned $2.1 million for insurance commissions. Following our merger with Cavalry, we now offer trust services through Pinnacle National's trust division and insurance services through Miller and Loughry Insurance and Services, Inc. which we believe will increase our noninterest income in future periods.

Additionally, mortgage related fees also provided for a significant portion of the increase in noninterest income between 2006 and previous periods. These mortgage fees are for loans originated in both the Nashville and Rutherford County markets that are subsequently sold to third-party investors. All of these loan sales transfer servicing rights to the buyer. Generally, mortgage origination fees increase in lower interest rate environments and decrease in rising interest rate environments. As a result, mortgage origination fees may fluctuate greatly in response to a changing rate environment.

We also sell certain commercial loan participations to our correspondent banks. Such sales are primarily related to new lending transactions in excess of internal loan limits or industry concentration limits. At December 31, 2006 and pursuant to participation agreements with these correspondents, we had participated approximately $95.4 million of originated loans to these other banks compared to $60.3 million at December 31, 2005. These participation agreements have various provisions regarding collateral position, pricing and other matters. Many of these agreements provide that we pay the correspondent less than the loan's contracted interest rate. Pursuant to SFAS No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125,"* in those transactions whereby the correspondent is receiving a lesser amount of interest than the amount owed by the customer, we record a net gain along with a corresponding asset representing the present value of our net retained cash flows. The resulting asset is amortized over the term of the loan. Conversely, should a loan be paid prior to maturity, any remaining unamortized asset is charged as a reduction to gains on loan participations sold. We recorded gains, net of amortization expense related to the aforementioned retained cash flow asset, of $420,000, $152,000 and $234,000 during each of the years in the three-year period ended December 31, 2006 related to the loan participation transactions. We intend to maintain relationships with our correspondents in order to sell participations in future loans to these or other correspondents primarily due to limitations on loans to a single borrower or industry concentrations. In general, the Cavalry merger has resulted in an increase in capital which has resulted in increased lending limits for such items as loans to a single borrower and loans to a single industry such that our need to participate such loans in the future may be reduced. In any event, the timing of participations may cause the level of gains, if any, to vary significantly.

During 2004, we sold a loan to an individual and recorded a gain on the sale of this loan of $280,000, which is also included in gains on sale of loans. We had acquired this loan in a settlement agreement with a borrower for which we had no basis in the loan.

Also included in noninterest income for 2005 and 2004, were net gains of approximately $114,000 and $357,000 realized from the sale of available-for-sale securities.

Included in other noninterest income are miscellaneous consumer fees, such as ATM revenues, merchant card and other electronic banking revenues. We experienced a significant increase in these revenues in 2006 compared to previous periods due primarily to the merger with Cavalry as Cavalry had a larger presence in these business lines than we did.

Noninterest income from the cash surrender value of bank-owned life insurance increased significantly between 2006 and the previous periods. In connection with the Cavalry merger, we became the owner and beneficiary of several life insurance policies on former Cavalry executives. These policies were acquired by Cavalry in connection with a supplemental retirement plan for these former Cavalry executives.

At the end of 2004, we formed a wholly-owned subsidiary, Pinnacle Credit Enhancement Holdings, Inc. ("PCEH"). PCEH owns a 24.5% interest in Collateral Plus, LLC. Collateral Plus, LLC serves as an intermediary between investors and borrowers in certain financial transactions whereby the borrowers require enhanced collateral in the form of guarantees or letters of credit issued by the investors for the benefit of banks and other financial institutions. Our equity in the earnings of Collateral Plus, LLC for the years ended December 31, 2006 and 2005 was $120,000 and $216,000, respectively.

Additional other noninterest income increased by approximately $303,000 during 2006 when compared to 2005 and decreased by $6,000 in 2005 when compared to 2004. Most of these revenues are for loan late charges and other fees.

Noninterest Expense. Noninterest expense consists of salaries and employee benefits, equipment and occupancy expenses, and other operating expenses. The following is the makeup of our noninterest expense for the years ended December 31, 2006, 2005 and 2004 (dollars in thousands):

	Years ended December 31, 2006	Years ended December 31, 2005	2006-2005 Percent Increase (Decrease)	Year ended December 31, 2004	2005-2004 Percent Increase (Decrease)
Noninterest expense:					
Salaries and employee benefits:					
Salaries	$ 18,017	$ 8,592	109.7%	$ 5,897	45.7%
Commissions	1,298	714	81.8%	610	17.0%
Other compensation, primarily incentives	4,209	2,101	100.3%	1,217	72.6%
Equity compensation expenses	1,475	245	502.0%	43	469.8%
Employee benefits and other	2,470	1,479	67.0%	1,279	15.6%
Total salaries and employee benefits	27,469	13,131	109.2%	9,046	45.2%
Equipment and occupancy	7,522	3,767	99.7%	2,406	56.6%
Marketing and business development	1,234	698	76.8%	607	15.0%
Postage and supplies	1,510	618	144.3%	492	25.6%
Amortization of core deposit intangible	1,783	-	-	-	-
Other noninterest expense:					
Accounting and auditing	742	646	14.9%	540	19.6%
Consultants, including independent loan review	320	123	160.2%	182	(32.4)%
Legal, including borrower-related charges	310	245	26.5%	280	(12.5)%
OCC exam fees	257	182	41.2%	131	38.9%
Directors' fees	257	229	12.2%	138	65.9%
Insurance, including FDIC assessments	687	322	113.4%	256	25.8%
Other noninterest expense	2,897	1,071	170.5%	725	47.7%
Total other noninterest expense	5,470	2,818	94.1%	2,252	25.1%
Merger related expense	1,636	-		-	-
Total noninterest expense	$ 46,624	$ 21,032	121.7%	$ 14,803	42.1%

Expenses have generally increased between the above periods due to our merger with Cavalry, personnel additions occurring throughout each period, the continued development of our branch network and other expenses which increase in relation to our growth rate. We anticipate continued increases in our expenses in the future for such items as additional personnel, the opening of additional branches, audit expenses and other expenses which tend to increase in relation to our growth. Additionally, we adopted SFAS No. 123(R) in 2006 which addresses the accounting for employee equity based incentives. Our compensation expense will increase in all future periods as a result of adopting this accounting pronouncement. In 2006, approximately $1.01 million of compensation expense related to stock options is included in equity compensation expense.

At December 31, 2006, we employed 404.0 full time equivalent employees compared to 156.5 at December 31, 2005 and 122.0 at the end of 2004. We intend to continue to add employees to our work force for the foreseeable future, which will cause our salary costs to increase in future periods.

We believe that variable pay incentives are a valuable tool in motivating an employee base that is focused on providing our clients effective financial advice and increasing shareholder value. As a result, and unlike many other financial institutions, substantially all of our employees are eligible to participate in an annual cash incentive plan. Included in the salary and employee benefits amounts for the years ended December 31, 2006, 2005 and 2004, were $4,104,000, $2,031,000 and $1,135,000, respectively, related to variable cash awards. This expense will fluctuate from year to year and quarter to quarter based on the estimation of achievement of performance targets and the increase in the number of associates eligible to receive the award. For 2006, the actual award to be paid to qualifying associates equaled 120% of their targeted award. For 2005, the actual award to be paid to associates equaled 100% of their targeted award compared to 80% in 2004. The incentive plan for 2007 is expected to be structured similarly to prior year plans in that the award is based on the achievement of soundness and earnings objectives. Because of the relative experience of our associates, our compensation costs are, and we expect will continue to be, higher on a per associate basis than other financial institutions of a similar asset size; however, we believe the experience and engagement of our associates also allows us to employ fewer people than most financial institutions our size.

Equipment and occupancy expenses in 2006 were greater than the 2005 amount by 99.7% due primarily to the additional branches and equipment acquired with the Cavalry merger. Additionally, during 2004, we opened a new branch office in the West End area of Nashville. In January of 2005 we opened an office in Franklin, Tennessee and in the second quarter of 2005 we opened an office in Hendersonville, Tennessee. We plan on opening an office in the Donelson area of Nashville, Tennessee in the first quarter of 2007. These branch additions contributed to the increase in our equipment and occupancy expenses throughout the three year period and will contribute to increases in expenses in the future.

Marketing and other business development and postage and supplies expenses are higher in 2006 compared to 2005 and 2004 due to increases in the number of customers and prospective customers; increases in the number of customer contact personnel and the corresponding increases in customer entertainment; and other business development expenses. The addition of customers from the Cavalry merger had a direct impact on these increased charges.

Other noninterest expenses increased 94.1% in 2006 over 2005 and 25.1% in 2005 over 2004. Most of these increases are attributable to increased audit and accounting fees, legal fees and insurance expenses. Also contributing to the increases in 2006 are incidental variable costs related to deposit gathering and lending. Examples include expenses related to ATM networks, correspondent bank service charges, check losses, appraisal expenses, closing attorney expenses and other items which have increased significantly as a result of the Cavalry merger.

Included in noninterest expense for 2006 is $1.78 million of amortization of the core deposit intangible and $1.64 million of merger related expenses directly associated with the Cavalry merger. In connection with the Cavalry merger, we recognized an intangible asset of $13.2 million related to the fair value of Cavalry's core deposit base as of the merger date. This identified intangible is being amortized over seven years using an accelerated method which anticipates the life of the underlying deposits to which the intangible is attributable. For the year ended December 31, 2006, approximately $1.78 million was recognized in the statement of income. Amortization expense associated with the core deposit intangible will approximate $1.8 million to $2.1 million per year for the next five years with lesser amounts for the remaining two years.

The merger related charges consisted of integration costs incurred in connection with the merger, including accelerated depreciation associated with software and other technology assets whose useful lives were shortened as a result of the Cavalry acquisition. We do not anticipate any additional merger related expenses associated with the Cavalry transaction in 2007.

Our efficiency ratio (ratio of noninterest expense to the sum of net interest income and noninterest income) was 60.8% in 2006 compared to 61.1% in 2005 and to 58.6% in 2004. The efficiency ratio measures the amount of expense that is incurred to generate a dollar of revenue.

Income Taxes. The effective income tax expense rate for the year ended December 31, 2006 was approximately 32.1%, compared to an effective income tax expense rate for years ended December 31, 2005 and 2004 of approximately 28.4% and 29.0%, respectively. The increase in the effective tax rate in 2006 was due primarily to the additional earnings being taxed at a higher rate as the various tax savings initiatives (e.g., municipal bond income) had a lesser impact in 2006 when compared to the previous periods. Additionally, the impact of our incentive stock options and their treatment pursuant to the adoption of SFAS No. 123(R) also contributed to the increase in our effective rate in 2006.

The lower effective tax rate in 2005 and 2004 was primarily due to additional tax-exempt investment income and the formation of a real estate investment trust during the fourth quarter of 2004, which provides us with an alternative vehicle for raising capital should we so desire. Additionally, the ownership structure of this real estate investment trust provides certain state income tax benefits which also lowered our effective tax rate. Also for 2005 and 2004 our effective rate was impacted by Federal tax credits related to the New Markets Tax Credit program whereby a subsidiary of Pinnacle National has been awarded approximately $2.3 million in future Federal tax credits to be realized thru 2010. The credit available for each of the years in the three-year period ended December 31, 2006 was $300,000. Pinnacle Financial believes that it and its subsidiary has complied with the various regulatory provisions of the New Markets Tax Credit program and has claimed the credit in its 2004 and 2005 Federal income tax return and will claim the credit in 2006.

Financial Condition

Our consolidated balance sheet at December 31, 2006 reflects significant growth since December 31, 2004. Total assets grew from $727 million at December 31, 2004 to $1.02 billion at December 31, 2005 to $2.14 billion at December 31, 2006. Total deposits grew $812 million during 2006 and $239 million during 2005. Excluding the deposits acquired with the Cavalry acquisition on March 15, 2006 of $584 million, total deposits increased by $228 million in 2006. We invested substantially all of the additional deposits and other fundings in loans, which grew by $850 million (of which $551 million was acquired with the Cavalry acquisition) and $176 million during 2005, and securities, which increased by $67 million in 2006 (of which $39 million was acquired with the Cavalry acquisition) and $71 million in 2005.

Loans. The composition of loans at December 31 for each of the past five years and the percentage (%) of each classification to total loans are summarized as follows (dollars in thousands):

	2006		2005		2004		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial real estate - Mortgage	$ 284,302	19.0%	$148,102	22.9%	$117,123	24.8%	$ 68,507	23.1%	$ 58,965	28.1%
Commercial real estate - Construction	161,903	10.8%	30,295	4.7%	8,428	1.8%	8,211	2.8%	5,397	2.6%
Commercial - Other	608,530	40.6%	239,129	36.9%	189,456	40.1%	129,882	43.7%	98,722	47.1%
Total commercial	1,054,735	70.4%	417,526	64.4%	315,007	66.7%	206,600	69.6%	163,084	77.8%
Consumer real estate - Mortgage	299,627	20.0%	169,953	26.2%	126,907	26.9%	76,042	25.6%	37,533	17.9%
Consumer real estate - Construction	91,194	6.1%	37,372	5.8%	14,991	3.2%	3,077	1.0%	1,971	0.9%
Consumer - Other	52,179	3.5%	23,173	3.6%	15,457	3.3%	11,285	3.8%	7,155	3.4%
Total consumer	443,000	29.6%	230,498	35.6%	157,355	33.3%	90,404	30.4%	46,659	22.2%
Total loans	$1,497,735	100.0%	$648,024	100.0%	$472,362	100.0%	$297,004	100.0%	$209,743	100.0%

Primarily due to the Cavalry merger, we have increased the percentage of our outstanding loans in commercial real estate construction significantly. These types of loans require that we maintain effective credit and construction monitoring systems. Also as a result of the Cavalry merger, we have increased our resources in this area so that we can attempt to effectively manage this area of exposure through utilization of experienced professionals who are well-trained in this type of lending and who have significant experience in our geographic market.

The following table classifies our fixed and variable rate loans at December 31, 2006 according to contractual maturities of (1) one year or less, (2) after one year through five years, and (3) after five years. The table also classifies our variable rate loans pursuant to the contractual repricing dates of the underlying loans (dollars in thousands):

	Amounts at December 31, 2006			At December 31,	At December 31,
	Fixed Rates	Variable Rates	Totals	2006	2005
Based on contractual maturity:					
Due within one year	$ 81,576	$ 531,615	$ 613,191	40.9%	34.5%
Due in one year to five years	444,357	152,627	596,984	39.9%	39.4%
Due after five years	79,557	208,003	287,560	19.2%	26.0%
Totals	$ 605,490	$ 892,245	$ 1,497,735	100.0%	100.0%
Based on contractual repricing dates:					
Daily floating rate	$ -	$ 689,954	$ 689,954	46.1%	53.5%
Due within one year	81,576	122,144	203,720	13.6%	9.6%
Due in one year to five years	444,357	68,203	512,560	34.2%	28.8%
Due after five years	79,557	11,944	91,501	6.1%	8.1%
Totals	$ 605,490	$ 892,245	$ 1,497,735	100.0%	100.0%

The above information does not consider the impact of scheduled principal payments. Daily floating rate loans are tied to Pinnacle National's prime lending rate or a national interest rate index with the underlying loan rates changing in relation to changes in these indexes.

Non-Performing Assets. The specific economic and credit risks associated with our loan portfolio include, but are not limited to, a general downturn in the economy which could affect employment rates in our market area, general real estate market deterioration, interest rate fluctuations, deteriorated or non-existent collateral, title defects, inaccurate appraisals, financial deterioration of borrowers, fraud, and any violation of laws and regulations.

We attempt to reduce these economic and credit risks by adherence to loan to value guidelines for collateralized loans, by investigating the creditworthiness of the borrower and by monitoring the borrower's financial position. Also, we establish and periodically review our lending policies and procedures. Banking regulations limit our exposure by prohibiting loan relationships that exceed 15% of Pinnacle National's statutory capital in the case of loans that are not fully secured by readily marketable or other permissible types of collateral. Furthermore, we have an internal limit for aggregate indebtedness to a single borrower of $15 million. Our loan policy requires that our board of directors approve any relationships that exceed this internal limit.

We discontinue the accrual of interest income when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected or (2) the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection. At December 31, 2006, we had $7,070,000 in loans on nonaccrual compared to $460,000 at December 31, 2005. The increase in nonperforming loans between December 31, 2005 and December 31, 2006 was primarily related to loans acquired from Cavalry and identified as being impaired as discussed more fully below and several larger loans identified in the fourth quarter of 2006.

At December 31, 2006, we owned $995,000 in real estate which we had acquired from borrowers. Substantially all of this amount relates to homes that are in various stages of construction for which we believe we have adequate collateral.

There was approximately $737,000 in other loans 90 days past due and still accruing interest at December 31, 2006 compared to no loans at December 31, 2005. At December 31, 2006 and at December 31, 2005, no loans were deemed to be restructured loans. The following table is a summary of our nonperforming assets at December 31 for each of the years 2006, 2005, 2004, 2003 and 2002 (dollars in thousands):

	At December 31,				
	2006	*2005*	*2004*	*2003*	*2002*
Nonaccrual loans (1)	$ 7,070	$ 460	$ 561	$ 379	$ 1,845
Restructured loans	-	-	-	-	-
Other real estate owned	995	-	-	-	-
Total nonperforming assets	8,065	460	561	379	1,845
Accruing loans past due 90 days or more	737	0	146	182	22
Total nonperforming assets and accruing loans past due 90 days or more	8,802	460	707	561	1,867
Total loans outstanding	$1,497,735	$ 648,024	$ 472,362	$ 297,004	$ 209,743
Ratio of nonperforming assets and accruing loans past due 90 days or more to total loans outstanding at end of period	0.59%	0.07%	0.15%	0.19%	0.89%
Ratio of nonperforming assets and accruing loans past due 90 days or more to total allowance for loan losses at end of period	54.61%	5.85%	12.51%	15.08%	69.74%

(1) Interest income that would have been recorded in 2006 related to nonaccrual loans was $283,000 compared to $21,000 for the year ended December 31, 2005 and $41,000 for the year ended December 31, 2004, none of which is included in interest income or net income for the applicable periods.

Potential problem assets, which are not included in nonperforming assets, amounted to approximately $6.0 million, or 0.24% of total loans outstanding at December 31, 2006, compared to $1.3 million, or 0.20% of total loans outstanding at December 31, 2005. Potential problem assets represent those assets with a potential weakness or a well-defined weakness and where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the OCC, Pinnacle National's primary regulator for loans classified as substandard.

Allowance for Loan Losses (ALL). We maintain the ALL at a level that our management deems appropriate to adequately cover the inherent risks in the loan portfolio. As of December 31, 2006 and December 31, 2005, our allowance for loan losses was $16,118,000 and $7,858,000, respectively, which our management deemed to be adequate at each of the respective dates. The significant increase in our ALL was primarily the result of our merger with Cavalry. The judgments and estimates associated with our ALL determination are described under "Critical Accounting Estimates" above.

Approximately 70% of our loan portfolio at December 31, 2006 consisted of commercial loans compared to 64% at December 31, 2005. We periodically analyze our loan position with respect to our borrowers' industries to determine if a concentration of credit risk exists to any one or more industries. We have significant credit exposures arising from loans outstanding and unfunded lines of credit to borrowers in the home building and land subdividing industry, the trucking industry and to lessors of residential and commercial properties. We evaluate our exposure level to these industry groups periodically to determine the amount of additional allowance allocations due to these concentrations.

The following table sets forth, based on management's best estimate, the allocation of the ALL to types of loans as well as the unallocated portion as of December 31 for each of the past five years and the percentage of loans in each category to the total loans (dollars in thousands):

	2006		*2005*		*2004*		*2003*		*2002*	
	Amount	*Percent*	*Amount*	*Percent*	*Amount*	*Percent*	*Amount*	*Percent*	*Amount*	*Percent*
Commercial real estate - Mortgage	$ 4,550	19.0%	$ 1,488	22.9%	$ 1,205	24.8%	$ 723	23.1%	$ 508	28.1%
Commercial real estate - Construction	2,591	10.8%	630	4.7%	188	1.8%	103	2.8%	59	2.6%
Commercial - Other	6,517	40.6%	2,305	36.9%	1,711	40.1%	1,236	43.7%	977	47.1%
Total commercial	13,658	70.4%	4,423	64.4%	3,104	66.7%	2,062	69.6%	1,544	77.8%
Consumer real estate - Mortgage	913	20.0%	1,286	26.2%	869	26.9%	607	25.6%	392	17.9%
Consumer real estate - Construction	278	6.1%	60	5.8%	39	3.2%	10	1.0%	13	0.9%
Consumer - Other	870	3.5%	552	3.6%	396	3.3%	320	3.8%	193	3.4%
Total consumer	2,061	29.6%	1,898	35.6%	1,304	33.3%	937	30.4%	598	22.2%
Unallocated	399	NA	1,537	NA	1,242	NA	720	NA	535	NA
Total allowance for loan losses	$ 16,118	100.0%	$ 7,358	100.0%	$ 5,650	100.0%	$3,719	100.0%	$2,677	100.0%

In periods prior to 2006, the unallocated portion of the allowance consisted of dollar amounts specifically set aside for certain general factors influencing the allowance. These factors included ratio trends and other factors not specifically allocated to each category. Establishing the percentages for these factors was largely subjective but was supported by economic data, changes made in lending functions, and other support where appropriate. In 2006, the unallocated portion decreased significantly, due to a more comprehensive and refined model adopted to assess the adequacy of our allowance for loan losses. As a result, in 2006, the model was refined to embed many of the factors previously included in the unallocated portion of the allowance in the allocated amounts above for each category. This enhancement established a method whereby national and economic factors, concentrations in market segments, loan review and portfolio performance could be assigned to these specific categories.

The following is a summary of changes in the allowance for loan losses for the years ended December 31, 2006, 2005, 2004, 2003, and 2002 and the ratio of the allowance for loan losses to total loans as of the end of each period (dollars in thousands):

	For the year ended December 31,				
	2006	2005	2004	2003	2002
Balance at beginning of period	$ 7,858	$ 5,650	$ 3,719	$ 2,677	$ 1,832
Provision for loan losses	3,732	2,152	2,948	1,157	938
Allowance from Cavalry acquisition	5,102				
Charged-off loans:					
Commercial real estate - Mortgage	-	-	-	-	-
Commercial real estate - Construction	-	-	-	-	(91)
Commercial - Other	(436)	(61)	(50)	-	-
Consumer real estate - Mortgage	(46)	(38)	(834)	(123)	-
Consumer real estate - Construction	-	-	-	-	-
Consumer - Other	(336)	(109)	(148)	(44)	(2)
Total charged-off loans	(818)	(208)	(1,032)	(167)	(93)
Recoveries of previously charged-off loans:					
Commercial real estate - Mortgage	-	-	-	-	-
Commercial real estate - Construction	-	-	2	49	-
Commercial - Other	166	3	-	-	-
Consumer real estate - Mortgage	-	231	-	-	-
Consumer real estate - Construction	-	-	-	-	-
Consumer - Other	78	30	13	3	-
Total recoveries of previously charged-off loans	244	264	15	52	-
Net (charge-offs) recoveries	(574)	56	(1,017)	(115)	(93)
Balance at end of period	$16,118	$ 7,858	$ 5,650	$ 3,719	$ 2,677
Ratio of allowance for loan losses to total loans outstanding at end of period	1.08%	1.21%	1.20%	1.25%	1.28%
Ratio of net charge-offs (recoveries) to average loans outstanding for the period	0.05%	(0.01)%	0.27%	0.05%	0.05%

Included in charged-off loans in 2006 was one commercial borrower of approximately $404,000 which had been on nonaccruing status since the fourth quarter of 2005. Included in the charged-off loans during 2004 were two loans totaling approximately $884,000, $834,000 of which had been on nonaccrual status since June of 2004. We recovered approximately $231,000 of these particular charge-offs in 2005.

As a relatively new institution (excluding the impact of Cavalry), we do not have extensive loss experience comparable to more mature financial institutions; however, as our loan portfolio matures, we will have additional charge-offs as our losses materialize. We consider the amount and nature of our charge-offs in determining the adequacy of our allowance for loan losses.

Statement of Position 03-03, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer* ("SOP 03-03") addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality (i.e., "impaired loans"). SOP 03-03 does not apply to loans originated by us but does apply to the loans we acquired in our merger with Cavalry. Our assessment indicated that Cavalry had approximately $3.9 million of loans to which the application of the provisions of SOP 03-03 was required. As a result of the application of SOP 03-03, we recorded preliminary purchase accounting adjustments to reflect a reduction in loans and the allowance for loan losses of $1.0 million related to these impaired loans thus reducing the carrying value of these loans to $2.9 million at March 15, 2006. All of these loans were classified as nonperforming at December 31, 2006. The resulting impact on Cavalry's allowance for loan losses at March 15, 2006 was as follows:

Impact of SOP 03-03 on Rutherford County's allowance for loan losses at March 15, 2006	**Before Application of SOP 03-03**	**Impact of Application SOP 03-03**	**After Application of SOP 03-03**
Allowance for loan losses	$ 6,129	$ 1,027	$ 5,102
Fair value of Cavalry loans at acquisition date			$ 550,700
Allowance for loan losses to fair value of Cavalry loans at acquisition date	1.11%		0.93%

Investments. Our investment portfolio, consisting primarily of Federal agency bonds, state and municipal securities and mortgage-backed securities, amounted to $346.5 million, $279.1 million and $208.2 million at December 31, 2006, 2005 and 2004, respectively.

The following table shows the carrying value of investment securities according to contractual maturity classifications of (1) one year or less, (2) after one year through five years, (3) after five years through ten years, and (4) after ten years. Actual maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or prepaid with or without penalty. Therefore, these securities are not included in the maturity categories noted below as of December 31, 2006, 2005 and 2004 (dollars in thousands):

	At December 31,									
	U.S. Treasury securities		U.S. government agency securities		State and Municipal securities		Corporate securities		Totals	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
At December 31, 2006:										
Securities available-for-sale:										
Due in one year or less	$ -	-%	$ -	-%	$ 2,240	4.5%	$ 398	3.2%	$ 2,638	4.3%
Due in one year to five years	-	-%	30,105	4.7%	22,121	5.2%	1,427	3.4%	53,653	4.9%
Due in five years to ten years	-	-%	7,524	5.2%	28,848	5.4%	-	-%	36,372	5.4%
Due after ten years	-	-%	-	-%	8,750	5.7%	-	-%	8,750	5.7%
	$ -	-%	$ 37,629	4.8%	$ 61,959	5.3%	$ 1,825	3.4%	$ 101,413	5.1%
Securities held-to-maturity:										
Due in one year or less	$ -	-%	$ -	-%	$ 154	5.6%	$ -	-%	$ 154	5.6%
Due in one year to five years	-	-%	15,750	4.2%	5,777	4.9%	-	-%	21,527	4.4%
Due in five years to ten years	-	-%	1,997	4.8%	3,579	5.0%	-	-%	5,576	4.9%
Due after ten years	-	-%	-	-%	-	-%	-	-%	-	-%
	$ -	-%	$ 17,747	4.3%	$ 9,510	5.0%	$ -	-%	$ 27,257	4.5%
At December 31, 2005:										
Securities available-for-sale:										
Due in one year or less	$ -	-%	$ -	-%	$ -	-%	$ 404	3.3%	$ 404	3.3%
Due in one year to five years	-	-%	16,205	4.3%	5,105	4.5%	1,302	3.4%	23,112	4.3%
Due in five years to ten years	-	-%	14,315	5.1%	19,787	5.2%	-	-%	34,102	5.2%
Due after ten years	-	-%	-	-%	7,245	5.5%	-	-%	7,245	5.5%
	$ -	-%	$ 30,520	4.7%	$ 32,137	5.2%	$ 2,206	3.4%	$ 64,863	4.9%
Securities held-to-maturity:										
Due in one year or less	$ -	-%	$ -	-%	$ -	-%	$ -	-%	$ -	-%
Due in one year to five years	-	-%	15,750	4.2%	4,010	5.0%	-	-%	19,760	4.4%
Due in five years to ten years	-	-%	1,997	5.0%	5,574	5.0%	-	-%	7,571	5.0%
Due after ten years	-	-%	-	-%	-	-%	-	-%	-	-%
	$ -	-%	$ 17,747	4.3%	$ 9,584	5.0%	$ -	-%	$ 27,331	4.5%
At December 31, 2004:										
Securities available-for-sale:										
Due in one year or less	$ -	-%	$ -	-%	$ -	-%	$ -	-%	$ -	-%
Due in one year to five years	-	-%	2,982	3.5%	-	-%	2,270	3.4%	5,252	3.5%
Due in five years to ten years	-	-%	23,001	4.7%	7,409	5.0%	-	-%	30,410	4.8%
Due after ten years	-	-%	1,291	5.5%	5,094	5.4%	-	-%	6,385	5.4%
	$ -	-%	$ 27,274	4.6%	$ 12,503	5.2%	$ 2,270	3.4%	$ 42,047	4.7%
Securities held-to-maturity:										
Due in one year or less	$ -	-%	$ -	-%	$ -	-%	$ -	-%	$ -	-%
Due in one year to five years	-	-%	3,250	4.1%	844	4.3%	-	-%	4,094	4.1%
Due in five years to ten years	-	-%	14,496	4.3%	7,953	5.0%	-	-%	22,449	4.5%
Due after ten years	-	-%	-	-%	1,053	5.3%	-	-%	1,053	5.3%
	$ -	-%	$ 17,746	4.3%	$ 9,850	5.0%	$ -	-%	$ 27,596	4.5%

e computed yields using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security.
e computed the weighted average yield for each maturity range using the acquisition price of each security in that range.

Deposits and Other Borrowings. We had approximately $1.62 billion of deposits at December 31, 2006 compared to $810 million at December 31, 2005. Our deposits consist of noninterest and interest-bearing demand accounts, savings accounts, money market accounts and time deposits. Additionally, we entered into agreements with certain customers to sell certain of our securities under agreements to repurchase the security the following day. These agreements (which are typically associated with comprehensive treasury management programs for our commercial clients and provide them with short-term returns for their excess funds) amounted to $141.0 million at December 31, 2006 and $65.8 million at December 31, 2005. Additionally, at December 31, 2006, we had borrowed $53.7 million in advances from the Federal Home Loan Bank of Cincinnati compared to $41.5 million at December 31, 2005.

Generally, banks classify their funding base as either core funding or non-core funding. Core funding consists of all deposits other than time deposits issued in denominations of $100,000 or greater while all other funding is deemed to be non-core. The following table represents the balances of our deposits and other fundings and the percentage of each type to the total at December 31, 2006 and December 31, 2005 (dollars in thousands):

	December 31, 2006	Percent	December 31, 2005	Percent
Core funding:				
Noninterest-bearing deposit accounts	$ 300,978	*16.1%*	$155,811	*16.4%*
Interest-bearing demand accounts	236,674	*12.7%*	72,521	*7.6%*
Savings and money market accounts	485,936	*26.0%*	304,162	*32.1%*
Time deposit accounts less than $100,000	158,687	*8.5%*	31,408	*3.3%*
Total core funding	1,182,275	*63.3%*	563,902	*59.5%*
Non-core funding:				
Time deposit accounts greater than $100,000				
Public funds	98,286	*5.3%*	106,928	*11.3%*
Brokered deposits	61,718	*3.3%*	55,360	*5.8%*
Other time deposits	280,132	*15.0%*	83,961	*8.9%*
Securities sold under agreements to repurchase	141,016	*7.5%*	65,834	*6.9%*
Federal Home Loan Bank advances	53,726	*2.9%*	41,500	*4.4%*
Subordinated debt	51,548	*2.8%*	30,929	*3.3%*
Total non-core funding	686,426	*36.7%*	384,512	*40.5%*
Totals	$1,868,701	*100.0%*	$948,414	*100.0%*

The amount of time deposits issued in amounts of $100,000 or more as of December 31, 2006 and 2005 amounted to $440.1 million and $246.2 million, respectively. The following table shows our time deposits over $100,000 by category at December 31, 2006, based on time remaining until maturity of (1) three months or less, (2) over three but less than six months, (3) over six but less than twelve months and (4) over twelve months (dollars in thousands):

	At December 31, 2006
Three months or less	$ 176,732
Over three but less than six months	84,734
Over six but less than twelve months	81,186
Over twelve months	97,484
	$ 440,136

Subordinated debt. On December 29, 2003, we established PNFP Statutory Trust I; on September 15, 2005 we established PNFP Statutory Trust II; and on September 7, 2006 we established PNFP Statutory Trust III ("Trust I"; "Trust II"; "Trust III" or collectively, the "Trusts"). All are wholly-owned statutory business trusts. We are the sole sponsor of the Trusts and acquired each Trust's common securities for $310,000; $619,000 and $619,000; respectively. The Trusts were created for the exclusive purpose of issuing 30-year capital trust preferred securities ("Trust Preferred Securities") in the aggregate amount of $10,000,000 for Trust I; $20,000,000 for Trust II and

$20,000,000 for Trust III and using the proceeds to acquire junior subordinated debentures ("Subordinated Debentures") issued by Pinnacle Financial. The sole assets of the Trusts are the Subordinated Debentures. Our $1,548,000 investment in the Trusts is included in investments in unconsolidated subsidiaries in the accompanying consolidated balance sheets and our $51,548,000 obligation is reflected as subordinated debt.

The Trust I Preferred Securities bear a floating interest rate based on a spread over 3-month LIBOR (8.16% at December 31, 2006) which is set each quarter and matures on December 30, 2033. The Trust II Preferred Securities bear a fixed interest rate of 5.848% per annum thru September 30, 2010 at which time the securities will bear a floating rate set each quarter based on a spread over 3-month LIBOR. The Trust II securities mature on September 30, 2035. The Trust III Preferred Securities bear a floating interest rate based on a spread over 3-month LIBOR (7.02% at December 31, 2006) which is set each quarter and mature on September 30, 2036.

Distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. We guarantee the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the Trusts. Pinnacle Financial's obligations under the Subordinated Debentures together with the guarantee and other back-up obligations, in the aggregate, constitute a full and unconditional guarantee by Pinnacle Financial of the obligations of the Trusts under the Trust Preferred Securities.

The Subordinated Debentures are unsecured, bear interest at a rate equal to the rates paid by the Trusts on the Trust Preferred Securities and mature on the same dates as those noted above for the Trust Preferred Securities. Interest is payable quarterly. We may defer the payment of interest at any time for a period not exceeding 20 consecutive quarters provided that the deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and our ability to pay dividends on our common shares will be restricted.

Subject to approval by the Federal Reserve Bank of Atlanta, the Trust Preferred Securities may be redeemed prior to maturity at our option on or after September 17, 2008 for Trust I; on or after September 30, 2010 for Trust II and September 30, 2011 for Trust III. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) in the event of unfavorable changes in laws or regulations that result in (1) the Trust becoming subject to federal income tax on income received on the Subordinated Debentures, (2) interest payable by the parent company on the Subordinated Debentures becoming non-deductible for federal tax purposes, (3) the requirement for the Trust to register under the Investment Company Act of 1940, as amended, or (4) loss of the ability to treat the Trust Preferred Securities as "Tier I capital" under the Federal Reserve capital adequacy guidelines.

The Trust Preferred Securities for the Trusts qualify as Tier I capital under current regulatory definitions subject to certain limitations. Debt issuance costs associated with Trust I of $120,000 consisting primarily of underwriting discounts and professional fees are included in other assets in the accompanying consolidated balance sheet. These debt issuance costs are being amortized over ten years using the straight-line method. There are no debt issuance costs associated with Trust II or Trust III.

Capital Resources. At December 31, 2006 and 2005, our stockholders' equity amounted to $256.0 million and $63.4 million, respectively. The 2006 increase of $192.6 million was primarily attributable to $171.1 million of common stock issued in connection with the Cavalry acquisition and $18.8 million in comprehensive income, which was composed of $17.9 million in net income and $853,000 of net unrealized holding gains associated with our available-for-sale portfolio. During 2005, stockholders' equity increased by $5.5 million due primarily to $8.1 million in net income offset by other comprehensive loss of $2.9 million attributable to the after tax decrease in the fair value of our available-for-sale securities portfolio.

Dividends. Pinnacle National is subject to restrictions on the payment of dividends to Pinnacle Financial under federal banking laws and the regulations of the Office of the Comptroller of the Currency. We, in turn, are also subject to limits on payment of dividends to our shareholders by the rules, regulations and policies of federal banking authorities and the laws of the State of Tennessee. We have not paid any dividends to date, nor do we anticipate paying dividends to our shareholders for the foreseeable future. Future dividend policy will depend on Pinnacle National's earnings, capital position, financial condition, anticipated growth rates and other factors.

Market and Liquidity Risk Management

Our objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies. Our Asset Liability Management Committee ("ALCO") is charged with the responsibility of monitoring these policies, which are designed to ensure acceptable composition of asset/liability mix. Two critical areas of focus for ALCO are interest rate sensitivity and liquidity risk management.

Interest Rate Sensitivity. In the normal course of business, we are exposed to market risk arising from fluctuations in interest rates. ALCO measures and evaluates the interest rate risk so that we can meet customer demands for various types of loans and deposits. ALCO determines the most appropriate amounts of on-balance sheet and off-balance sheet items. Measurements which we use to help us manage interest rate sensitivity include an earnings simulation model, an economic value of equity model, and gap analysis computations. These measurements are used in conjunction with competitive pricing analysis.

Earnings simulation model. We believe that interest rate risk is best measured by our earnings simulation modeling. Forecasted levels of earning assets, interest-bearing liabilities, and off-balance sheet financial instruments are combined with ALCO forecasts of interest rates for the next 12 months and are combined with other factors in order to produce various earnings simulations. To limit interest rate risk, we have guidelines for our earnings at risk which seek to limit the variance of net income to less than 10 percent for a 200 basis point change up or down in rates from management's flat interest rate forecast over the next twelve months. The results of our current simulation model would indicate that our net interest income should increase with a gradual rise in interest rates over the next twelve months and decrease should interest rates fall over the same period.

Economic value of equity. Our economic value of equity model measures the extent that estimated economic values of our assets, liabilities and off-balance sheet items will change as a result of interest rate changes. Economic values are determined by discounting expected cash flows from assets, liabilities and off-balance sheet items, which establishes a base case economic value of equity. To help limit interest rate risk, we have a guideline stating that for an instantaneous 200 basis point change in interest rates up or down, the economic value of equity will not change by more than 20 percent from the base case.

Gap analysis. An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed (e.g., within three months or one year). The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities (i.e., "asset sensitive"). A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets (i.e., "liability sensitive"). During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

Each of the above analyses may not, on its own, be an accurate indicator of how our net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps and floors") which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the maturity of certain instruments. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates. ALCO reviews each of the

above interest rate sensitivity analyses along with several different interest rate scenarios as part of its responsibility to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies.
We may also use derivative financial instruments to improve the balance between interest-sensitive assets and interest-sensitive liabilities and as one tool to manage our interest rate sensitivity while continuing to meet the credit and deposit needs of our customers. At December 31, 2006 and 2005, we had not entered into any derivative contracts to assist managing our interest rate sensitivity.

Liquidity Risk Management. The purpose of liquidity risk management is to ensure that there are sufficient cash flows to satisfy loan demand, deposit withdrawals, and our other needs. Traditional sources of liquidity for a bank include asset maturities and growth in core deposits. A bank may achieve its desired liquidity objectives from the management of its assets and liabilities and by internally generated funding through its operations. Funds invested in marketable instruments that can be readily sold and the continuous maturing of other earning assets are sources of liquidity from an asset perspective. The liability base provides sources of liquidity through attraction of increased deposits and borrowing funds from various other institutions.

Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and our management intends to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect our liquidity position.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates, general economic conditions and competition. Additionally, debt security investments are subject to prepayment and call provisions that could accelerate their payoff prior to stated maturity. We attempt to price our deposit products to meet our asset/liability objectives consistent with local market conditions. Our ALCO is responsible for monitoring our ongoing liquidity needs. Our regulators also monitor our liquidity and capital resources on a periodic basis.

In addition, Pinnacle National is a member of the Federal Home Loan Bank of Cincinnati. As a result, Pinnacle National receives advances from the Federal Home Loan Bank of Cincinnati, pursuant to the terms of various borrowing agreements, which assist it in the funding of its home mortgage and commercial real estate loan portfolios. Pinnacle National has pledged under the borrowing agreements with the Federal Home Loan Bank of Cincinnati certain qualifying residential mortgage loans and, pursuant to a blanket lien, all qualifying commercial mortgage loans as collateral. At December 31, 2006, Pinnacle National had received advances from the Federal Home Loan Bank of Cincinnati totaling $53.7 million at the following rates and maturities (dollars in thousands):

	Amount	Interest Rate Ranges
2007	$ 28,054	3.2% to 5.4%
2008	10,054	4.8%
2009	15,054	5.0%
2010-2019	564	2.3%
Total	$ 53,726	
Weighted average interest rate		5.0%

At December 31, 2006, brokered certificates of deposit approximated $61.7 million which represented 3.3% of total fundings compared to $55.4 million and 5.8% at December 31, 2005. We issue these brokered certificates through several different brokerage houses based on competitive bid. Typically, these funds are for varying maturities from six months to two years and are issued at rates which are competitive to rates we would be required to pay to attract similar deposits from the local market as well as rates for Federal Home Loan Bank of Cincinnati advances of similar maturities. We consider these deposits to be a ready source of liquidity under current market conditions.

Our short-term borrowings (borrowings which mature within the next fiscal year) consist primarily of securities sold under agreements to repurchase (these agreements are typically associated with comprehensive treasury management programs for our clients and provide them with short-term returns for their excess funds), Federal Home Loan Bank of Cincinnati advances and Federal funds purchased. Information concerning our short-term borrowings as of and for each of the years in the three-year period ended December 31, 2006 is as follows (dollars in thousands):

	2006	2005	2004
Amounts outstanding at year-end:			
Securities sold under agreements to repurchase	$ 141,016	$ 65,834	$ 31,928
Federal Home Loan Bank advances	25,000	29,500	25,000
Weighted average interest rates at year-end:			
Securities sold under agreements to repurchase	4.33%	3.16%	0.90%
Federal Home Loan Bank advances	5.36%	3.21%	2.52%
Maximum amount of borrowings at any month-end:			
Securities sold under agreements to repurchase	$ 166,520	$ 69,767	$ 31,928
Federal funds purchased	9,985	18,702	10,000
Federal Home Loan Bank advances	25,000	35,500	31,000
Average balances for the year:			
Securities sold under agreements to repurchase	$ 101,144	$ 54,811	$ 20,466
Federal funds purchased	1,260	1,607	1,705
Federal Home Loan Bank advances	6,284	24,208	18,250
Weighted average interest rates for the year:			
Securities sold under agreements to repurchase	4.28%	2.40%	0.51%
Federal funds purchased	5.26%	3.51%	1.43%
Federal Home Loan Bank advances	4.70%	2.65%	2.01%

At December 31, 2006, we had no significant commitments for capital expenditures. However, we are in the process of developing our branch network or other office facilities in the Nashville MSA. As a result, we anticipate that we will enter into contracts to buy property or construct branch facilities and/or lease agreements to lease facilities in the Nashville MSA.

The following table presents additional information about our contractual obligations as of December 31, 2006, which by their terms have contractual maturity and termination dates subsequent to December 31, 2006 (dollars in thousands):

	Next 12 months	13-36 months	37-60 months	More than 60 months	Totals
Contractual obligations:					
Certificates of deposit	$ 462,839	$ 114,694	$ 21,280	$ 10	$598,823
Securities sold under agreements to repurchase	141,016	-	-	-	141,016
Federal Home Loan Bank advances	28,054	25,109	109	454	53,726
Subordinated debt	-	10,310	41,238	-	51,548
Minimum operating lease commitments	1,223	2,464	2,308	10,329	16,324
Totals	$ 633,132	$ 152,577	$ 64,935	$ 10,793	$861,437

Our management believes that we have adequate liquidity to meet all known contractual obligations and unfunded commitments, including loan commitments and reasonable borrower, depositor, and creditor requirements over the next twelve months.

Off-Balance Sheet Arrangements. At December 31, 2006, we had outstanding standby letters of credit of $53.0 million and unfunded loan commitments outstanding of $532.3 million. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, Pinnacle National has the ability to liquidate Federal funds sold or securities available-for-sale, or on a short-term basis to borrow and purchase Federal funds from other financial institutions. At December 31, 2006, Pinnacle National had accommodations with upstream correspondent banks for unsecured short-term advances. These accommodations have various covenants related to their term and availability, and in most cases must be repaid within less than a month. The following table presents additional information about our unfunded commitments as of December 31, 2006, which by their terms have contractual maturity dates subsequent to December 31, 2006 (dollars in thousands):

	Next 12 months	*13-36 months*	*37-60 months*	*More than 60 months*	*Totals*
Unfunded commitments:					
Lines of credit	$ 341,751	$ 85,698	$ 20,923	$ 84,011	$ 532,383
Letters of credit	44,555	8,219	187	-	52,961
Totals	$ 386,306	$ 93,917	$ 21,110	$ 84,011	$ 585,344

Impact of Inflation

The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

Recent Accounting Pronouncements

SFAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140." SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes a contractual obligation to service a financial asset in certain circumstances. All separately recognized servicing assets and servicing liabilities are required to be initially measured at fair value. Subsequent measurement methods include the amortization method, whereby servicing assets or servicing liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss, or the fair value method, whereby servicing assets or servicing liabilities are measured at fair value at each reporting date and changes in fair value are reported in earnings in the period in which they occur. If the amortization method is used, an entity must assess servicing assets or servicing liabilities for impairment or increased obligation based on the fair value at each reporting date. SFAS No. 156 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of SFAS No. 156 on its consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation 48, "Accounting for Income Tax Uncertainties" ("FIN 48"). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are currently evaluating the impact of FIN 48 on its consolidated financial statements.

In June 2006, the Emerging Issues Task Force issued EITF No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefits Aspects of Endorsement Split-Dollar Life Insurance Arrangements." The EITF concluded that deferred compensation or postretirement benefit aspects of an endorsement split-dollar life insurance arrangement should be recognized as a liability by the employer and the obligation is not effectively settled by the purchase of a life insurance policy. The effective date is for fiscal years beginning after December 15, 2007. We are currently evaluating the impact of EITF No. 06-4 on its consolidated financial statements.

In June 2006, the Emerging Issues Task Force issued EITF No. 06-5, "Accounting for Purchases of Life Insurance - Determining the Amount that Could Be Realized in Accordance with FASB Tech Bulletin 85-4." The EITF concluded that a policyholder should consider any additional amounts included in the contractual terms of the life insurance policy in determining the "amount that could be realized under the insurance contract." For group policies with multiple certificates or multiple policies with a group rider, the EITF also concluded that the amount that could be realized should be determined at the individual policy or certificate level, i.e., amounts that would be realized only upon surrendering all of the policies or certificates would not be included when measuring the assets. The effective date is for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of EITF No. 06-5 on its consolidated financial statements.

SFAS No. 157, "Fair Value Measurements" – SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair-value measurements that are already required or permitted by other accounting standards and is expected to increase the consistency of those measurements. The definition of fair value focuses on the exit price, i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not the entry price, i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date. The statement emphasizes that fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. The effective date for SFAS No. 157 is for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of EITF 06-5 on its consolidated financial statements.

FASB Statement No. 158, "An Amendment to Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" was issued September 29, 2006. SFAS No. 158 requires the recognition on the balance sheet of the overfunded or underfunded status of a defined benefit postretirement obligation measured as the difference between the fair value of plan assets and the benefit obligation. Recognition of "delayed" items should be considered in other comprehensive income. The effective date of SFAS No. 158 for public entities is for fiscal years ending after December 15, 2006. SFAS No. 158 did not have a material impact on Pinnacle Financial's 2006 consolidated financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both the balance sheet and income statement approach when quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for Pinnacle Financial's fiscal year ending December 31, 2006. SAB 108 did not have a material impact on our 2006 consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
ASSETS		
Cash and noninterest-bearing due from banks	$ 43,611,533	$ 25,935,948
Interest-bearing due from banks	1,041,174	839,960
Federal funds sold	47,866,143	31,878,362
Cash and cash equivalents	92,518,850	58,654,270
Securities available-for-sale, at fair value	319,237,428	251,749,094
Securities held-to-maturity (fair value of $26,594,235 and $26,546,297 at December 31, 2006 and December 31, 2005, respectively)	27,256,876	27,331,251
Mortgage loans held-for-sale	5,654,381	4,874,323
Loans	1,497,734,824	648,024,032
Less allowance for loan losses	(16,117,978)	(7,857,774)
Loans, net	1,481,616,846	640,166,258
Premises and equipment, net	36,285,796	12,915,595
Investments in unconsolidated subsidiaries and other entities	16,200,684	6,622,645
Accrued interest receivable	11,019,173	4,870,197
Goodwill	114,287,640	-
Core deposit intangible	11,385,006	-
Other assets	26,724,183	9,588,097
Total assets	$ 2,142,186,863	$ 1,016,771,730
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Non-interest-bearing	300,977,814	155,811,214
Interest-bearing	236,674,425	72,520,757
Savings and money market accounts	485,935,897	304,161,625
Time	598,823,167	277,657,129
Total deposits	1,622,411,303	810,150,725
Securities sold under agreements to repurchase	141,015,761	65,834,232
Federal Home Loan Bank advances	53,725,833	41,500,000
Subordinated debt	51,548,000	30,929,000
Accrued interest payable	4,952,422	1,884,596
Other liabilities	12,516,523	3,036,752
Total liabilities	1,886,169,842	953,335,305
Stockholders' equity:		
Preferred stock, no par value; 10,000,000 shares authorized; no shares issued and outstanding:	-	-
Common stock, par value $1.00; 90,000,000 shares authorized; 15,446,074 issued and outstanding at December 31, 2006 and 8,426,551 issued and outstanding at December 31, 2005	15,446,074	8,426,551
Additional paid-in capital	211,502,516	44,890,912
Unearned compensation	-	(169,689)
Retained earnings	31,109,324	13,182,291
Accumulated other comprehensive loss net of taxes	(2,040,893)	(2,893,640)
Total stockholders' equity	256,017,021	63,436,425
Total liabilities and stockholders' equity	$ 2,142,186,863	$ 1,016,771,730

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,		
	2006	2005	2004
Interest income:			
Loans, including fees	$ 92,005,602	$35,166,671	$19,909,900
Securities:			
Taxable	12,614,623	9,086,134	6,935,902
Tax-exempt	2,016,044	1,115,486	490,757
Federal funds sold and other	3,059,750	939,369	342,470
Total interest income	109,696,019	46,307,660	27,679,029
Interest expense:			
Deposits	40,032,020	13,690,649	5,829,395
Securities sold under agreements to repurchase	4,329,327	1,315,122	104,085
Federal funds purchased and other borrowings	4,381,878	2,263,851	1,481,072
Total interest expense	48,743,225	17,269,622	7,414,552
Net interest income	60,952,794	29,038,038	20,264,477
Provision for loan losses	3,732,032	2,151,966	2,948,423
Net interest income after provision for loan losses	57,220,762	26,886,072	17,316,054
Noninterest income:			
Service charges on deposit accounts	4,645,685	977,386	955,851
Investment sales commissions	2,463,205	1,835,757	1,656,743
Insurance sales commissions	2,122,702	-	-
Gains on loans and loan participations sold	1,868,184	1,247,898	1,274,331
Trust fees	1,180,839	-	-
Gains on sales of investment securities, net	-	114,410	357,196
Other noninterest income	3,505,903	1,218,123	734,449
Total noninterest income	15,786,518	5,393,574	4,978,570
Noninterest expense:			
Salaries and employee benefits	27,469,275	13,130,779	9,046,490
Equipment and occupancy	7,521,602	3,766,593	2,405,613
Marketing and other business development	1,234,497	698,232	606,841
Postage and supplies	1,510,048	618,060	492,254
Amortization of core deposit intangible	1,783,230	-	-
Other noninterest expense	5,469,777	2,818,352	2,252,233
Merger related expense	1,635,831	-	-
Total noninterest expense	46,624,260	21,032,016	14,803,431
Net income before income taxes	26,383,020	11,247,630	7,491,193
Income tax expense	8,455,987	3,192,362	2,172,283
Net income	$ 17,927,033	$ 8,055,268	$ 5,318,910
Per share information:			
Basic net income per common share	$1.28	$0.96	$0.69
Diluted net income per common share	$1.18	$0.85	$0.61
Weighted average common shares outstanding:			
Basic	13,954,077	8,408,663	7,750,943
Diluted	15,156,837	9,464,500	8,698,139

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

For the each of the years in the three-year period ended December 31, 2006

	Common Stock		Additional		Retained Earnings	Accumulated Other	Total
	Shares	Amount	Paid-In Capital	Unearned Compensation	(Accumulated Deficit)	Comprehensive Income (Loss)	Stockholders' Equity
Balances, December 31, 2003	7,384,106	$ 7,384,106	$ 26,990,894	$ -	$ (189,155)	$ 150,536	$ 34,336,381
Exercise of employee incentive common stock options and related tax benefits	23,780	23,780	94,333	-	-	-	118,113
Proceeds from the sale of common stock (less offering expenses of $1,357,833)	977,500	977,500	17,214,667	-	-	-	18,192,167
Issuance of restricted common shares pursuant to 2004 Equity Incentive Plan	3,846	3,846	76,413	(80,259)	-	-	-
Compensation expense for restricted shares	-	-	-	43,009	-	-	43,009
Dividends paid to minority interest shareholders of PNFP Properties, Inc.	-	-	-		(2,732)	-	(2,732)
Comprehensive income:							
Net income	-	-	-	-	5,318,910	-	5,318,910
Net unrealized holding losses on available-for-sale securities, net of deferred tax benefit of $77,023	-	-	-	-	-	(125,673)	(125,673)
Total comprehensive income							5,193,237
Balances, December 31, 2004	8,389,232	$ 8,389,232	$ 44,376,307	$ (37,250)	$ 15,127,023	$ 24,863	$ 57,880,175
Exercise of employee incentive common stock options and related tax benefits	20,953	20,953	153,808	-	-	-	174,761
Issuance of restricted common shares pursuant to 2004 Equity Incentive Plan	16,366	16,366	360,797	(377,163)	-	-	-
Compensation expense for restricted shares	-	-	-	244,724	-	-	244,724
Comprehensive income:							
Net income	-	-	-	-	8,055,268	-	8,055,268
Net unrealized holding losses on available-for-sale securities, net of deferred tax benefit of $1,788,761	-	-	-	-	-	(2,918,503)	(2,918,503)
Total comprehensive income							5,136,765
Balances, December 31, 2005	8,426,551	$ 8,426,551	$ 44,890,912	$ (169,689)	$ 13,182,291	$ (2,893,640)	$ 63,436,425
Transfer of unearned compensation to additional paid-in capital upon adoption of SFAS 123(R)	-	-	(169,689)	169,689	-	-	-
Exercise of employee incentive common stock options and related tax benefits	130,168	130,168	1,240,724	-	-	-	1,370,892
Issuance of restricted common shares pursuant to 2004 Equity Incentive Plan	22,057	22,057	(22,057)	-	-	-	-
Exercise of director common stock warrants	11,000	11,000	44,000	-	-	-	55,000
Compensation expense for restricted shares	-	-	465,003	-	-	-	465,003
Compensation expense for stock options	-	-	1,009,958	-	-	-	1,009,958
Merger with Cavalry Bancorp, Inc.	6,856,298	6,856,298	164,231,274	-	-	-	171,087,572
Costs to register common stock issued in connection with the merger with Cavalry Bancorp, Inc.	-	-	(187,609)	-	-	-	(187,609)
Comprehensive income:							
Net income	-	-	-	-	17,927,033	-	17,927,033
Net unrealized holding gains on available-for-sale securities, net of deferred tax expense of $521,886	-	-	-	-	-	852,747	852,747
Total comprehensive income							18,779,780
Balances, December 31, 2006	15,446,074	$15,446,074	$211,502,516	$ -	$ 31,109,324	$ (2,040,893)	$ 256,017,021

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31, 2006	2005	2004
Operating activities:			
Net income	$ 17,927,033	$ 8,055,268	$ 5,318,910
Adjustments to reconcile net income to net cash provided by operating activities:			
Net amortization of premiums on securities	629,634	1,130,766	1,050,687
Depreciation and net amortization	1,382,401	1,699,380	1,204,446
Provision for loan losses	3,732,032	2,151,966	2,948,423
Gains on sales of investment securities, net	-	(114,410)	(357,196)
Gain on loans and loan participations sold, net	(1,868,184)	(1,247,898)	(1,274,331)
Stock-based compensation expense	1,474,961	244,724	43,009
Deferred tax benefit	(1,164,336)	(575,755)	(922,286)
Tax benefit on exercise of stock awards	-	(50,535)	(1,912)
Excess tax benefit from stock compensation	(131,121)	-	-
Mortgage loans held for sale:			
Loans originated	(131,971,094)	(102,874,134)	(69,020,758)
Loans sold	134,301,622	100,730,532	70,009,143
Increase in other assets	(6,103,122)	(3,155,825)	(1,399,138)
Increase (decrease) in other liabilities	(6,303,665)	2,177,477	(856,925)
Net cash provided by operating activities	11,906,161	8,171,556	6,742,072
Investing activities:			
Activities in available for sale securities:			
Purchases	(62,760,686)	(116,361,069)	(132,755,709)
Sales	-	6,791,867	28,461,405
Maturities, prepayments and calls	35,568,504	32,935,215	35,172,378
Increase in loans, net	(297,565,733)	(175,606,019)	(176,375,116)
Purchases of premises and equipment and software	(4,649,676)	(3,438,916)	(5,144,869)
Cash and cash equivalents acquired in merger with Cavalry Bancorp, Inc., net of acquisition costs	36,230,539	-	-
Purchases of other assets	(6,107,658)	(2,708,000)	(881,719)
Net cash used in investing activities	(299,284,710)	(258,386,922)	(251,523,630)
Financing activities:			
Net increase in deposits	229,745,145	239,423,716	180,157,997
Net increase in repurchase agreements	75,181,529	33,906,372	16,877,750
Federal Home Loan Bank:			
Issuances	56,000,000	62,000,000	48,000,000
Payments	(61,540,828)	(74,000,000)	(39,000,000)
Proceeds from issuance of subordinated debt	20,619,000	20,619,000	-
Net proceeds from sale of common stock	-	-	18,192,167
Exercise of common stock warrants	55,000	-	-
Exercise of common stock options	1,239,771	174,761	118,113
Excess tax benefit from stock compensation	131,121	-	-
Costs incurred in connection with registration of common stock issued in merger	(187,609)	-	-
Other	-	-	(2,732)
Net cash provided by financing activities	321,243,129	282,123,849	224,343,295
Net increase (decrease) in cash and cash equivalents	33,864,580	31,908,483	(20,438,263)
Cash and cash equivalents, beginning of period	58,654,270	26,745,787	47,184,050
Cash and cash equivalents, end of period	$ 92,518,850	$ 58,654,270	$ 26,745,787

See accompanying notes to consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

Nature of Business — Pinnacle Financial Partners, Inc. (Pinnacle Financial) is a bank holding company whose primary business is conducted by its wholly-owned subsidiary, Pinnacle National Bank (Pinnacle National). Pinnacle National is a commercial bank located in Nashville, Tennessee. Pinnacle National provides a full range of banking services in its primary market areas of Davidson, Rutherford, Williamson, Sumner and Bedford Counties.

Basis of Presentation — These consolidated financial statements include the accounts of Pinnacle Financial and its wholly-owned subsidiaries. PNFP Statutory Trust I, PNFP Statutory Trust II, PNFP Statutory Trust III and Collateral Plus, LLC, are affiliates of Pinnacle Financial and are included in these consolidated financial statements pursuant to the equity method of accounting. Significant intercompany transactions and accounts are eliminated in consolidation.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the determination of the allowance for loan losses.

Impairment — Long-lived assets, including purchased intangible assets subject to amortization, such as Pinnacle Financial's core deposit intangible asset, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the excess of the carrying amount over the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

Goodwill and intangible assets that have indefinite useful lives are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. Pinnacle Financial's annual assessment date is as of September 30 such that the assessment will be completed during the fourth quarter of each year. Should we determine in a future period that the goodwill recorded in connection with our acquisition of Cavalry Bancorp, Inc. ("Cavalry") has been impaired, then a charge to our earnings will be recorded in the period such determination is made.

Cash and Cash Flows — Cash on hand, cash items in process of collection, amounts due from banks, Federal funds sold and securities purchased under agreements to resell, with original maturities within ninety days, are included in cash and cash equivalents. The following supplemental cash flow information addresses certain cash payments and noncash transactions for each of the years in the three-year period ended December 31, 2006 as follows:

	For the years ended December 31,		
	2006	**2005**	**2004**
Cash Payments:			
Interest	$ 50,752,304	$16,154,326	$ 7,252,494
Income taxes	8,280,000	3,802,633	3,681,817
Noncash Transactions:			
Common stock and options issued to acquire Cavalry Bancorp, Inc. (see note 2)	171,087,572	-	-
Transfers of available-for-sale securities to held-to-maturity	-	-	27,655,669
Loans charged-off to the allowance for loan losses	818,467	207,647	1,032,378

Securities — Securities are classified based on management's intention on the date of purchase. All debt securities classified as available-for-sale are recorded at fair value with any unrealized gains and losses reported in accumulated other comprehensive income (loss), net of the deferred income tax effects. Securities that Pinnacle Financial has both the positive intent and ability to hold to maturity are classified as held to maturity and are carried at historical cost and adjusted for amortization of premiums and accretion of discounts.

A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether impairment is other-than-temporary, management considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end and forecasted performance of the investee.

Interest and dividends on securities, including amortization of premiums and accretion of discounts calculated under the effective interest method, are included in interest income. For certain securities, amortization of premiums and accretion of discounts is computed based on the anticipated life of the security which may not be the stated life of the security. Realized gains and losses from the sale of securities are determined using the specific identification method.

Loans Held for Sale — Loans originated and intended for sale are carried at the lower of cost or estimated fair value as determined on a loan-by-loan basis. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Realized gains and losses are recognized when legal title to the loans has been transferred to the purchaser and payments have been received and are reflected in the accompanying consolidated statement of income in gains on the sale of loans and loan participations sold.

Loans — Loans are reported at their outstanding principal balances less unearned income, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income on loans is accrued based on the principal balance outstanding. Loan origination fees, net of certain loan origination costs, are deferred and recognized as an adjustment to the related loan yield using a method which approximates the interest method. At December 31, 2006 and 2005, net deferred loan fees of $3,393,000 and net deferred costs of $111,000, respectively, were included in loans on the accompanying consolidated balance sheets. Net deferred loan fees at December 31, 2006 includes the unamortized discount of $3,206,000 assigned to the loan portfolio acquired from the Cavalry acquisition as more fully discussed in "Note 2 – Merger with Cavalry Bancorp, Inc."

The accrual of interest on loans is discontinued when there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected or the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection. Generally, all interest accrued but not collected for loans that are placed on nonaccrual status is reversed against current income. Interest income is subsequently recognized only to the extent cash payments are received.

The allowance for loan losses is maintained at a level that management believes to be adequate to absorb losses inherent in the loan portfolio. Loan losses are charged against the allowance when they are known. Subsequent recoveries are credited to the allowance. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, current economic conditions, volume, growth, composition of the loan portfolio, homogeneous pools of loans, risk ratings of specific loans, historical loan loss factors, identified impaired loans and other factors related to the portfolio. This evaluation is performed quarterly and is inherently subjective, as it requires material estimates that are susceptible to significant change including the amounts and timing of future cash flows expected to be received on any impaired loans. In addition, regulatory agencies, as an integral part of their examination process, will periodically review Pinnacle Financial's allowance for loan losses, and may require Pinnacle Financial to record adjustments to the allowance based on their judgment about information available to them at the time of their examinations.

A loan is considered to be impaired when it is probable Pinnacle Financial will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Individually identified impaired loans are measured based on the present value of expected payments using the loan's original effective rate as the discount rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance may be established as a component of the allowance for loan losses. Changes to the valuation allowance are recorded as a component of the provision for loan losses.

Transfers of Financial Assets — Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from Pinnacle Financial, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) Pinnacle Financial does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Premises and Equipment and Leaseholds — Premises and equipment are carried at cost less accumulated depreciation computed principally by the straight-line method over the estimated useful lives of the assets or the expected lease terms for leasehold improvements, whichever is shorter. Useful lives for all premises and equipment range between three and thirty years.

Pinnacle National is the lessee with respect to several office locations. All such leases are being accounted for as operating leases within the accompanying consolidated financial statements. Several of these leases include rent escalation clauses. Pinnacle National expenses the costs associated with these escalating payments over the life of the expected lease term using the straight-line method. At December 31, 2006, the deferred liability associated with these escalating rentals was approximately $503,000 and is included in other liabilities in the accompanying consolidated balance sheets.

Investments in unconsolidated subsidiaries and other entities — In addition to investments in unconsolidated subsidiaries, Pinnacle Financial maintains certain investments, at cost, with certain regulatory and other entities in which Pinnacle Financial has an ongoing business relationship. These entities are the Federal Reserve Bank of Atlanta, the Bankers' Bank of Atlanta and the Federal Home Loan Bank of Cincinnati. At December 31, 2006 and 2005, the cost of these investments was $12,794,000 and $4,598,000, respectively. Pinnacle Financial determined that it is not practicable to estimate the fair value of these investments. Pinnacle Financial has not observed any events or changes in circumstances that would have had an adverse effect on the fair value of the investment. Such investments are reflected in the accompanying consolidated balance sheets in investments in unconsolidated subsidiaries and other entities.

Securities sold under agreements to repurchase — Pinnacle National routinely sells securities to certain treasury management customers and then repurchases these securities the next day. Securities sold under agreements to repurchase are reflected as a secured borrowing in the accompanying consolidated balance sheets at the amount of cash received in connection with each transaction.

Other Assets — Included in other assets as of December 31, 2006 and 2005, is approximately $765,000 and $742,000, respectively, of computer software related assets, net of amortization. This software supports Pinnacle Financial's primary data systems and relates to amounts paid to vendors for installation and development of such systems. These amounts are amortized on a straight-line basis over periods of three to seven years. For the years ended December 31, 2006, 2005 and 2004, Pinnacle Financial's amortization expense was approximately $281,000, $272,000 and $162,000, respectively. Software maintenance fees are capitalized in other assets and amortized over the term of the maintenance agreement.

Included in other assets at December 31, 2006 is $995,000 of other real estate owned (OREO). Pinnacle National had no OREO at December 31, 2005. OREO represents properties acquired by Pinnacle National through loan defaults by customers. The property is recorded at the lower of cost or fair value minus estimated costs to sell at the date acquired. An allowance for losses on OREO may be maintained for subsequent valuation adjustments on a specific property basis, when necessary. Any gains or losses realized at the time of disposal are reflected in income.

Pinnacle National is the owner and beneficiary of various life insurance policies on certain key executives, including policies that were acquired in its merger with Cavalry. These policies are reflected in the accompanying consolidated balance sheets at their respective cash surrender values. At December 31, 2006 and 2005, the aggregate cash surrender value of these policies, which is reflected in other assets, was $14,802,000 and $2,084,000, respectively.

Also included in other assets at December 31, 2006 and 2005 is $770,000 and $477,000, respectively, which is related to loan participations which have been sold to correspondent banks. These amounts represent the present value, net of amortization, of the future net cash flows retained by Pinnacle Financial. These amounts are amortized against net interest income over the life of the loan. Amortization of these amounts was $127,000, $165,000 and $199,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Trust Fees – Trust fees are recognized when earned.

Insurance Sales Commissions – Insurance sales commissions are recognized as of the effective date of the policy and when the premium due under the policy can be reasonably estimated and when the premium is billable to the client, less a provision for commission refunds in the event of policy cancellation prior to termination date.

Income Taxes — Income tax expense consists of current and deferred taxes. Current income tax provisions approximate taxes to be paid or refunded for the applicable year. Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Accordingly, the resulting net deferred tax asset or net deferred tax liability is included in the accompanying consolidated balance sheets in either other assets or other liabilities.

Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, tax operating loss carryforwards and tax credits will be realized. A valuation allowance is recorded for those deferred tax assets for which it is more likely than not that realization will not occur.

Pinnacle Financial and its wholly-owned subsidiaries file a consolidated income tax return. Each entity provides for income taxes based on its contribution to income or loss of the consolidated group.

Income Per Common Share — Basic earnings per share ("EPS") is computed by dividing net income by the weighted average common shares outstanding for the period. Diluted EPS reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted. The difference between basic and diluted weighted average shares outstanding was attributable to common stock options, warrants and restricted shares. The dilutive effect of outstanding options, warrants and restricted shares is reflected in diluted earnings per share by application of the treasury stock method.

As of December 31, 2006 and 2005, there were common stock options outstanding to purchase 1,658,000 and 1,242,000 common shares, respectively. Most of these options have exercise prices (and in 2006, compensation costs attributable to current services), which when considered in relation to the average market price of Pinnacle Financial's common stock, are considered dilutive and are considered in Pinnacle Financial's diluted income per share calculation for each of the years in the three year period ended December 31, 2006. There were common stock options of 287,000, and 21,000 outstanding as of December 31, 2006 and 2005, respectively, which were considered anti-dilutive and thus have not been considered in the fully-diluted share calculations below. Additionally, as of December 31, 2006, 2005 and 2004, Pinnacle Financial had outstanding warrants to purchase 395,000, 406,000 and 406,000, respectively, of common shares which have been considered in the calculation of Pinnacle Financial's diluted income per share for each of the years in the three-year period ended December 31, 2006.

The following is a summary of the basic and diluted earnings per share calculation for each of the years in the three-year period ended December 31, 2006:

	2006	2005	2004
Basic earnings per share calculation:			
Numerator - Net income	$ 17,927,033	$ 8,055,268	$ 5,318,910
Denominator - Average common shares outstanding	13,954,077	8,408,663	7,750,943
Basic net income per share	$ 1.28	$ 0.96	$ 0.69
Diluted earnings per share calculation:			
Numerator - Net income	$ 17,927,033	$ 8,055,268	$ 5,318,910
Denominator - Average common shares outstanding	13,954,077	8,408,663	7,750,943
Dilutive shares contingently issuable	1,202,760	1,055,837	947,196
Average diluted common shares outstanding	15,156,837	9,464,500	8,698,139
Diluted net income per share	$ 1.18	$ 0.85	$ 0.61

Stock-Based Compensation — On January 1, 2006, Pinnacle Financial adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS No.123(R)"), that addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for equity instruments. SFAS No. 123(R) eliminates the ability to account for share-based compensation transactions, as Pinnacle Financial formerly did, using the intrinsic value method as prescribed by Accounting Principles Board, ("APB"), Opinion No. 25, "Accounting for Stock Issued to Employees," and generally requires that such transactions be accounted for using a fair-value-based method and recognized as expense in the accompanying consolidated statement of income.

Pinnacle Financial adopted SFAS No. 123(R) using the modified prospective method which requires the application of the accounting standard as of January 1, 2006. The accompanying consolidated financial statements as of and for the year ended December 31, 2006 reflect the impact of adopting SFAS No. 123(R). In accordance with the modified prospective method, consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). See Note 14 for further details.

Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that are ultimately expected to vest. Stock-based compensation expense recognized in the accompanying consolidated statement of income during 2006 included compensation expense for stock-based payment awards granted prior to, but not yet vested, as of January 1, 2006 and for the stock-based awards granted after January 1, 2006, based on the grant date fair value estimated in accordance with SFAS No. 123(R). As stock-based compensation expense recognized in the accompanying statement of income for 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the pro forma information for 2005, which is also detailed in Note 14 we accounted for forfeitures as they occurred.

Comprehensive Income (Loss) —SFAS No. 130, "Reporting Comprehensive Income" describes comprehensive income as the total of all components of comprehensive income including net income. Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but excluded from net income. Currently, Pinnacle Financial's other comprehensive income (loss) consists of unrealized gains and losses, net of deferred income taxes, on available-for-sale securities.

Note 2. Merger with Cavalry Bancorp, Inc.

On March 15, 2006, Pinnacle Financial consummated its merger with Cavalry Bancorp, Inc. ("Cavalry"), a one-bank holding company located in Murfreesboro, Tennessee. Pursuant to the merger agreement, Pinnacle acquired all Cavalry common stock via a tax-free exchange whereby Cavalry shareholders received a fixed exchange ratio of 0.95 shares of Pinnacle Financial common stock for each share of Cavalry common stock, or approximately 6.9 million Pinnacle Financial shares. The accompanying consolidated financial statements include the activities of the former Cavalry since March 15, 2006.

In accordance with SFAS No. 141, "Accounting for Business Combinations" ("SFAS No. 141"), SFAS No. 142, "Goodwill and Intangible Assets" ("SFAS No. 142") and SFAS No. 147, "Acquisition of Certain Financial Institutions" ("SFAS No. 147"), Pinnacle Financial recorded at fair value the following assets and liabilities of Cavalry as of March 15, 2006:

Cash and cash equivalents	$ 37,420,210
Investment securities – available-for-sale	39,476,178
Loans, net of an allowance for loan losses of $5,102,296	545,598,367
Goodwill	114,287,640
Core deposit intangible	13,168,236
Other assets	42,936,956
Total assets acquired	792,887,587
Deposits	583,992,422
Federal Home Loan Bank advances	17,766,661
Other liabilities	18,851,261
Total liabilities assumed	620,610,344
Total consideration paid for Cavalry	$ 172,277,243

As discussed more fully below, total consideration is comprised of $171.1 million in Pinnacle Financial common shares issued to former Cavalry shareholders and options issued to former Cavalry option holders and $1.2 million in acquisition costs. Pinnacle Financial is in the process of finalizing the allocation of the purchase price to the acquired net assets noted above. Accordingly, the above allocations should be considered preliminary as of December 31, 2006.

As noted above, total consideration for Cavalry approximates $172.3 million of which $171.1 million was in the form of Pinnacle Financial common shares and options to acquire Pinnacle Financial common shares and $1.2 million in investment banking fees, attorney's fees and other costs related to the acquisition which have been accounted for as a component of the purchase price. Pinnacle Financial issued 6,856,298 shares of Pinnacle Financial common stock to the former Cavalry shareholders. In accordance with EITF No. 99-12, "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination," the consideration shares were valued at $24.53 per common share which represents the average closing price of Pinnacle Financial common stock from the two days prior to the merger announcement on September 30, 2005 through the two days after the merger announcement. Aggregate consideration for the common stock issued was approximately $168.2 million. Additionally, Pinnacle Financial also has assumed the Cavalry Bancorp, Inc. 1999 Stock Incentive Plan (the "Cavalry Plan") pursuant to which Pinnacle is obligated to issue 195,551 shares of Pinnacle Financial common stock upon exercise of stock options awarded to certain former Cavalry employees who held outstanding options as of March 15, 2006. All of these options were fully vested prior to the merger announcement date and expire at various dates between 2011 and 2012. The exercise prices for these stock options range between $10.26 per share and $13.68 per share. In accordance with SFAS No. 141, Pinnacle Financial has considered the fair value of these options in determining the acquisition cost of Cavalry. The fair value of these vested options approximated $2.9 million which has been included as a component of the aggregate purchase price.

In accordance with SFAS Nos. 141 and 142, Pinnacle Financial has recognized $13.2 million as a core deposit intangible. This identified intangible is being amortized over seven years using an accelerated method which anticipates the life of the underlying deposits to which the intangible is attributable. For the year ended December 31, 2006, approximately $1.8 million was recognized in the accompanying statement of income as other noninterest expense. Amortization expense associated with this identified intangible will approximate $1.8 million to $2.1 million per year for the next five years with lesser amounts for the remaining two years.

Pinnacle Financial also recorded other adjustments to the carrying value of Cavalry's assets and liabilities in order to reflect the fair value of those net assets in accordance with generally accepted accounting principles, including a $4.8 million discount associated with the loan portfolio, a $2.9 million premium for Cavalry's certificates of deposit and a $4.6 million premium for Cavalry's land and buildings. Pinnacle Financial also recorded the corresponding deferred tax asset or liability associated with these adjustments. The discounts and premiums related to financial assets and liabilities are being amortized into our statements of income using a method that approximates the level yield method over the anticipated lives of the underlying financial assets or liabilities. For the year ended December 31, 2006, the accretion of the fair value discounts related to the acquired loans and certificates of deposit increased net interest income by approximately $3.7 million. Based on the estimated useful lives of the acquired loans and deposits, Pinnacle Financial expects to recognize increases in net interest income related to accretion of these purchase accounting adjustments of $4.0 million in subsequent years.

Statement of Position 03-03, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer* ("SOP 03-03") addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans acquired in purchase business combinations and applies to all nongovernmental entities, including not-for-profit organizations. The SOP does not apply to loans originated by the entity. At March 15, 2006, Pinnacle Financial identified $3.9 million in loans to which the application of the provisions of SOP 03-03 was required. The preliminary purchase accounting adjustments reflect a reduction in loans and the allowance for loan losses of $1.0 million related to Cavalry's impaired loans, thus reducing the carrying value of these loans to $2.9 million as of March 15, 2006. At December 31, 2006, the carrying value of these loans had been reduced to $2.6 million due to cash payments received from the borrowers.

The following pro forma income statements assume the merger was consummated on January 1, 2005. The pro forma information does not reflect Pinnacle Financial's results of operations that would have actually occurred had the merger been consummated on such date (dollars in thousands).

	Year ended December 31,	
	2006	2005(1)
Pro Forma Income Statements:		
Net interest income	$ 65,071	$ 56,932
Provision for loan losses	4,713	2,880
Noninterest income	18,183	17,726
Noninterest expense (2):		
Compensation	30,250	27,544
Other noninterest expense	19,988	19,918
Net income before taxes	28,303	24,316
Income tax expense	10,005	7,706
Net income	$ 18,298	$ 16,610
Pro Forma Per Share Information:		
Basic net income per common share	$ 1.23	$ 1.09
Diluted net income per common share	$ 1.14	$ 1.01
Weighted average shares outstanding:		
Basic	14,840,326	15,265,350
Diluted	16,043,087	16,426,733

(1) In the first quarter of 2005, Cavalry recorded a tax benefit of $427,000 due to a cash distribution of dividends to the participants in their employee stock ownership plan. Excluding this benefit would have lowered pro forma net income for the year ended December 31, 2005 by $427,000 resulting in pro forma net income of $16,184,000 or $1.06 per basic share and $0.99 per fully-diluted share.

(2) In preparation and as a result of the merger during 2006, Cavalry and Pinnacle Financial incurred significant merger related charges of approximately $11.7 million in the aggregate, primarily for severance benefits, accelerated vesting of defined compensation agreements, investment banker fees, etc. Including these charges would have decreased pro forma net income for year ended December 31, 2006 by $7.08 million resulting in net income of $11,217,000 and a basic and fully diluted pro forma net income per share of $0.76 and $0.70, respectively.

During the year ended December 31, 2006, Pinnacle Financial incurred merger integration expense related to the merger with Cavalry of $1,636,000. These expenses were directly related to the merger, recognized as incurred and reflected on the accompanying consolidated statement of income as merger related expense.

Note 3. Restricted Cash Balances

Regulation D of the Federal Reserve Act requires that banks maintain reserve balances with the Federal Reserve Bank based principally on the type and amount of their deposits. At its option, Pinnacle Financial maintains additional balances to compensate for clearing and other services. For the years ended December 31, 2006 and 2005, the average daily balance maintained at the Federal Reserve was approximately $600,000 and $593,000, respectively.

Note 4. Securities

The amortized cost and fair value of securities available-for-sale and held-to-maturity at December 31, 2006 and 2005 are summarized as follows:

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:				
U.S. Treasury securities	$ -	$ -	$ -	$ -
U.S. Government agency securities	38,076,428	9,739	457,321	37,628,846
Mortgage-backed securities	220,397,093	455,203	3,028,241	217,824,055
State and municipal securities	62,215,952	131,412	388,124	61,959,240
Corporate notes	1,887,475	-	62,188	1,825,287
	$322,576,948	$ 596,354	$3,935,874	$319,237,428
Securities held-to-maturity:				
U.S. government agency securities	$ 17,747,278	$ -	$ 378,528	$ 17,368,700
State and municipal securities	9,509,648	-	284,113	9,225,535
	$ 27,256,876	$ -	$ 662,641	$ 26,594,235

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:				
U.S. Treasury securities	$ -	$ -	$ -	$ -
U.S. Government agency securities	31,054,469	-	534,899	30,519,570
Mortgage-backed securities	190,708,007	44,378	3,866,210	186,886,175
State and municipal securities	32,583,283	19,044	464,984	32,137,343
Corporate notes	2,300,442	-	94,436	2,206,006
	$256,646,201	$ 63,422	$ 4,960,529	$251,749,094
Securities held-to-maturity:				
U.S. government agency securities	$ 17,746,883	$ -	$ 441,208	$ 17,305,675
State and municipal securities	9,584,368	-	343,746	9,240,622
	$ 27,331,251	$ -	$ 784,954	$ 26,546,297

Pinnacle Financial realized approximately $114,000 in net gains from the sale of $6,792,000 of available-for-sale securities during the year ended December 31, 2005. There were no losses on the sale of securities during the year ended December 31, 2005. Pinnacle Financial realized $357,000 in net gains on the sale of $28,461,000 of available-for-sale securities during the year ended December 31, 2004. During the year ended December 31, 2004, gross realized gains amounted to $421,000 on the sale of $14.5 million of available-for-sale securities while gross realized losses amounted to $64,000 on the sale of $13.9 million of available-for-sale securities.

At December 31, 2006, approximately $275,464,000 of Pinnacle Financial's available-for-sale portfolio was pledged to secure public funds and other deposits and securities sold under agreements to repurchase.

The amortized cost and fair value of debt securities as of December 31, 2006 by contractual maturity are shown below. Actual maturities may differ from contractual maturities of mortgage-backed securities since the mortgages underlying the securities may be called or prepaid with or without penalty. Therefore, these securities are not included in the maturity categories in the following summary.

	Available-for-sale		Held-to-maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 2,645,238	$ 2,638,716	$ 153,894	$ 153,633
Due in one year to five years	54,183,409	53,652,713	21,527,276	21,029,557
Due in five years to ten years	36,609,387	36,372,441	5,575,706	5,411,045
Due after ten years	8,741,891	8,749,503	-	-
Mortgage-backed securities	220,397,093	217,824,055	-	-
	$ 322,576,948	$ 319,237,428	$ 27,256,876	$ 26,594,235

At December 31, 2006 and 2005, included in securities were the following investments with unrealized losses. The information below classifies these investments according to the term of the unrealized loss of less than twelve months or twelve months or longer:

	Investments with an Unrealized Loss of less than 12 months		Investments with an Unrealized Loss of 12 months or longer		Total Investments with an Unrealized Loss	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
At December 31, 2006:						
U.S. government agency securities	$ -	$ -	$ 47,988,246	$ 835,849	$ 47,988,246	$ 835,849
Mortgage-backed securities	13,959,080	68,965	149,496,521	2,959,276	163,455,601	3,028,241
State and municipal securities	13,975,595	47,071	35,660,379	625,166	49,635,974	672,237
Corporate notes	-	-	1,825,286	62,188	1,825,286	62,188
Total temporarily-impaired securities	$ 27,934,675	$ 116,036	$234,970,432	$ 4,482,479	$ 262,905,107	$ 4,598,515
At December 31, 2005:						
U.S. government agency securities	$ 28,605,270	$ 463,534	$ 19,219,975	$ 512,573	$ 47,825,245	$ 976,107
Mortgage-backed securities	110,636,351	1,586,394	69,512,865	2,279,816	180,149,216	3,866,210
State and municipal securities	22,692,062	341,869	14,074,344	466,861	36,766,406	808,730
Corporate notes	-	-	2,206,006	94,436	2,206,006	94,436
Total temporarily-impaired securities	$161,933,683	$ 2,391,797	$105,013,190	$ 3,353,686	$ 266,946,873	$ 5,745,483

Management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of Pinnacle Financial to retain its investment in the issue for a period of time sufficient to allow for any anticipated recovery in fair value. Because the declines in fair value noted above were attributable to increases in interest rates and not attributable to credit quality and because Pinnacle Financial has the ability and intent to hold all of these investments until a market price recovery or maturity, the impairment of these investments is not deemed to be other-than-temporary.

Note 5. Loans and Allowance for Loan Losses

The composition of loans at December 31, 2006 and 2005 is summarized as follows:

	2006	2005
Commercial real estate – Mortgage	$ 284,301,650	$148,102,053
Commercial real estate – Construction	161,903,496	30,295,106
Commercial – Other	608,529,830	239,128,969
Total Commercial	1,054,734,976	417,526,128
Consumer real estate – Mortgage	299,626,769	169,952,860
Consumer real estate – Construction	91,193,738	37,371,834
Consumer – Other	52,179,341	23,173,210
Total Consumer	442,999,848	230,497,904
Total Loans	1,497,734,824	648,024,032
Allowance for loan losses	(16,117,978)	(7,857,774)
Loans, net	$ 1,481,616,846	$640,166,258

Pinnacle Financial periodically analyzes its commercial loan portfolio to determine if a concentration of credit risk exists to any one or more industries. Pinnacle Financial utilizes broadly accepted industry classification systems in order to classify borrowers into various industry classifications. During 2005, Pinnacle Financial changed from using the Standard Industry Code classification system to the North American Industry Classification System. Pinnacle Financial has a credit exposure (loans outstanding plus unfunded lines of credit) exceeding 25% of Pinnacle National's total risk-based capital to borrowers in the following industries at December 31, 2006 and 2005:

	2006	2005
Trucking industry	$ 89,862,000	$ 50,421,000
Lessors of nonresidential buildings	133,504,000	60,932,000
Lessors of residential buildings	65,791,000	17,956,000
Land subdividers	164,535,000	37,963,000
New housing operative builders	192,373,000	20,740,000

Changes in the allowance for loan losses for each of the years in the three-year period ended December 31, 2006 are as follows:

	2006	2005	2004
Balance at beginning of period	$ 7,857,774	$ 5,650,014	$ 3,718,598
Charged-off loans	(818,467)	(207,647)	(1,032,378)
Recovery of previously charged-off loans	244,343	263,441	15,371
Allowance from Cavalry acquisition (see note 2)	5,102,296	-	-
Provision for loan losses	3,732,032	2,151,966	2,948,423
Balance at end of period	$16,117,978	$ 7,857,774	$ 5,650,014

At December 31, 2006 and 2005, Pinnacle Financial had certain impaired loans on nonaccruing interest status. The principal balance of these nonaccrual loans amounted to $7,070,000 and $460,000 at December 31, 2006 and 2005, respectively. In each case, at the date such loans were placed on nonaccrual, Pinnacle Financial reversed all previously accrued interest income against current year earnings. Had these loans been on accruing status, interest income would have been higher by $283,000, $21,000 and $41,000 for each of the years in the three-year period ended December 31, 2006, respectively. During the three year period ended December 31, 2006, the average balance of nonaccrual loans was $2,735,000, $387,000 and $776,000, respectively. As all loans that are deemed impaired were either on nonaccruing interest status during the entire year or were placed on nonaccruing status on the date they were deemed impaired, no interest income has been recognized on any impaired loans during the three year period ended December 31, 2006. At December 31, 2006 and 2005, Pinnacle Financial did not have an allowance loans considered to be impaired.

At December 31, 2006, Pinnacle Financial had granted loans and other extensions of credit amounting to approximately $23,392,000 to certain directors, executive officers, and their related entities, of which approximately $16,858,000 had been drawn upon. At December 31, 2005, Pinnacle Financial had granted loans and other extensions of credit amounting to approximately $13,223,000 to certain directors, executive officers, and their related entities, of which $6,958,000 had been drawn upon. During 2006, $10,640,000 of new loans were made, $120,000 of loans were purchased through the Cavalry Banking, Inc. acquisition, and repayments totaled $860,000. The terms on these loans and extensions are on substantially the same terms customary for other persons for the type of loan involved. None of these loans to certain directors, executive officers, and their related entities, were impaired at December 31, 2006 or 2005.

During the three year period ended December 31, 2006, Pinnacle Financial sold participations in certain loans to correspondent banks at an interest rate that was less than that of the borrower's rate of interest. In accordance with generally accepted accounting principles, Pinnacle Financial has reflected a net gain on the sale of these participated loans for each of the years in the three year period ended December 31, 2006 of $420,000, $152,000 and $234,000, respectively, which is attributable to the present value of the future net cash flows of the difference between the interest payments the borrower is projected to pay Pinnacle Financial and the amount of interest that will be owed the correspondent banks based on their participation in the loan. At December 31 2006, Pinnacle Financial was servicing $106.8 million of loans for correspondent banks and other entities, of which $95.4 million was commercial loans.

Note 6. Premises and Equipment and Lease Commitments

Premises and equipment at December 31, 2006 and 2005 are summarized as follows:

	Range of Useful Lives	2006	2005
Land	-	$ 9,545,667	$ 2,502,524
Buildings	15 to 30 years	19,849,960	6,767,518
Leasehold improvements	15 to 20 years	1,954,028	1,232,973
Furniture and equipment	3 to 15 years	21,350,694	5,506,469
		52,700,349	16,009,484
Accumulated depreciation		(16,414,553)	(3,093,889)
		$ 36,285,796	$ 12,915,595

Depreciation expense was approximately $2,702,000, $997,000 and $657,000 for each of the years in the three-year period ended December 31, 2006.

Pinnacle Financial has entered into various operating leases, primarily for office space and branch facilities. Rent expense related to these leases for 2006, 2005 and 2004 totaled $1,161,000, $950,000 and $636,000, respectively. At December 31, 2006, the approximate future minimum lease payments due under the aforementioned operating leases for their base term is as follows:

2007	$ 1,223,000
2008	1,248,000
2009	1,216,000
2010	1,181,000
2011	1,127,000
Thereafter	10,329,000
	$ 16,324,000

Note 7. Deposits

At December 31, 2006, the scheduled maturities of time deposits are as follows:

2007	$ 462,839,784
2008	73,778,670
2009	40,914,883
2010	13,321,854
2011	7,957,377
2012	10,599
	$ 598,823,167

Additionally, at December 31, 2006 and 2005, approximately $440,136,000 and $246,249,000, respectively, of time deposits had been issued in denominations of $100,000 or greater.

At December 31, 2006, Pinnacle Financial had $1.7 million of deposit accounts in overdraft status and thus have been reclassified to loans on the accompanying consolidated balance sheet.

Note 8. Federal Home Loan Bank Advances and Other Borrowings

Pinnacle National is a member of the Federal Home Loan Bank of Cincinnati ("FHLB") and as a result, Pinnacle National is eligible for advances from the FHLB, pursuant to the terms of various borrowing agreements, which assists Pinnacle National in the funding of its home mortgage and commercial real estate loan portfolios. Pinnacle National has pledged certain qualifying residential mortgage loans and, pursuant to a blanket lien, all qualifying commercial mortgage loans with an aggregate carrying value of $122,019,000 as collateral under the borrowing agreements with the FHLB.

At December 31, 2006 and 2005, Pinnacle National had received advances from the FHLB totaling $53,726,000 and $41,500,000, respectively. At December 31, 2006, the scheduled maturities of these advances and interest rates are as follows:

	Scheduled Maturities	Interest Rate Ranges
2007	$ 28,054,437	3.2% to 5.4%
2008	10,054,437	5.0%
2009	15,054,437	5.0%
2010-2019	562,515	2.3%
	$ 53,725,833	
Weighted average interest rate		5.0%

At December 31, 2006, Pinnacle National has accommodations which allow it to purchase Federal funds from several of its correspondent banks on an overnight basis at prevailing overnight market rates. These accommodations are subject to various restrictions as to their term and availability, and in most cases, must be repaid within less than a month. There were no outstanding balances at December 31, 2006 or 2005 under these arrangements.

Note 9. Investments in Affiliated Companies

On December 29, 2003, we established PNFP Statutory Trust I; on September 15, 2005 we established PNFP Statutory Trust II; and on September 7, 2006 we established PNFP Statutory Trust III ("Trust I"; "Trust II"; "Trust III" or collectively, the "Trusts"). All are wholly-owned statutory business trusts. Pinnacle Financial is the sole sponsor of the Trusts and acquired each Trust's common securities for $310,000; $619,000 and $619,000, respectively. The Trusts were created for the exclusive purpose of issuing 30-year capital trust preferred securities ("Trust Preferred Securities") in the aggregate amount of $10,000,000 for Trust I; $20,000,000 for Trust II and $20,000,000 for Trust III and using the proceeds to acquire junior subordinated debentures ("Subordinated Debentures") issued by Pinnacle Financial. The sole assets of the Trusts are the Subordinated Debentures. Pinnacle Financial's aggregate $1,548,000 investment in the Trusts is included in investments in unconsolidated subsidiaries and other entities in the accompanying consolidated balance sheet at December 31, 2006 and the $51,548,000 obligation of Pinnacle Financial is reflected as subordinated debt at December 31, 2006.

The Trust I Preferred Securities bear a floating interest rate based on a spread over 3-month LIBOR (8.16% at December 31, 2006) which is set each quarter and mature on December 30, 2033. The Trust II Preferred Securities bear a fixed interest rate of 5.848% per annum thru September 30, 2010 at which time the securities will bear a floating rate set each quarter based on a spread over 3-month LIBOR. The Trust II securities mature on September 30, 2035. The Trust III Preferred Securities bear a floating interest rate based on a spread over 3-month LIBOR (7.02% at December 31, 2006) which is set each quarter and mature on September 30, 2036.

Distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. Pinnacle Financial guarantees the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the Trusts. Pinnacle Financial's obligations under the Subordinated Debentures together with the guarantee and other back-up obligations, in the aggregate, constitute a full and unconditional guarantee by Pinnacle Financial of the obligations of the Trusts under the Trust Preferred Securities.

The Subordinated Debentures are unsecured, bear interest at a rate equal to the rates paid by the Trusts on the Trust Preferred Securities and mature on the same dates as those noted above for the Trust Preferred Securities. Interest is payable quarterly. Pinnacle Financial may defer the payment of interest at any time for a period not exceeding 20 consecutive quarters provided that the deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and Pinnacle Financial's ability to pay dividends on our common shares will be restricted.

Subject to approval by the Federal Reserve Bank of Atlanta, the Trust Preferred Securities may be redeemed prior to maturity at our option on or after September 17, 2008 for Trust I; on or after September 30, 2010 for Trust II and September 30, 2011 for Trust III. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) in the event of unfavorable changes in laws or regulations that result in (1) the Trust becoming subject to federal income tax on income received on the Subordinated Debentures, (2) interest payable by the parent company on the Subordinated Debentures becoming non-deductible for federal tax purposes, (3) the requirement for the Trust to register under the Investment Company Act of 1940, as amended, or (4) loss of the ability to treat the Trust Preferred Securities as "Tier I capital" under the Federal Reserve capital adequacy guidelines.

The Trust Preferred Securities for the Trusts qualify as Tier I capital under current regulatory definitions subject to certain limitations. Debt issuance costs associated with Trust I of $105,000 consisting primarily of underwriting discounts and professional fees are included in other assets in the accompanying consolidated balance sheet. These debt issuance costs are being amortized over ten years using the straight-line method. There were no debt issuance costs associated with Trust II or Trust III.

Combined summary financial information for the Trusts follows (dollars in thousands):

Combined Summary Balance Sheets

	December 31, 2006	December 31, 2005
Asset – Investment in subordinated debentures issued by Pinnacle Financial	$ 51,548	$ 30,929
Liabilities	$ -	$ -
Stockholder's equity – Trust preferred securities	50,000	30,000
Common securities (100% owned by Pinnacle Financial)	1,548	929
Total stockholder's equity	51,548	30,929
Total liabilities and stockholder's equity	$ 51,548	$ 30,929

Combined Summary Income Statement

	Year ended December 31,		
	2006	2005	2004
Income – Interest income from subordinated debentures issued by Pinnacle Financial	$ 2,504	$ 986	$ 431
Net Income	$ 2,504	$ 986	$ 431

Combined Summary Statement of Stockholder's Equity

	Trust Preferred Securities	Total Common Stock	Retained Earnings	Stockholder's Equity
Balances, December 31, 2003	$ 10,000	$ 310	$ -	$ 10,310
Net income	-	-	431	431
Dividends:				
Trust preferred securities	-	-	(418)	(418)
Common paid to Pinnacle Financial	-	-	(13)	(13)
Balances, December 31, 2004	$ 10,000	$ 310	$ -	$ 10,310
Net income	-	-	986	986
Issuance of trust preferred securities	20,000	619	-	20,619
Dividends:				
Trust preferred securities	-	-	(956)	(956)
Common paid to Pinnacle Financial	-	-	(30)	(30)
Balances, December 31, 2005	$ 30,000	$ 929	$ -	$ 30,929
Net income	-	-	2,504	2,504
Issuance of trust preferred securities	20,000	619	-	20,619
Dividends:				
Trust preferred securities	-	-	(2,428)	(2,428)
Common paid to Pinnacle Financial	-	-	(76)	(76)
Balances, December 31, 2006	$ 50,000	$ 1,548	$ -	$ 51,548

Note 10. Income Taxes

Income tax expense attributable to income from continuing operations for each of the years in the three-year period ended December 31, 2006 consists of the following:

	2006	2005	2004
Current tax expense:			
Federal	$ 9,073,193	$ 3,589,487	$ 2,677,582
State	547,130	178,630	416,987
Total current tax expense	9,620,323	3,768,117	3,094,569
Deferred tax benefit:			
Federal	(971,418)	(479,072)	(765,139)
State	(192,918)	(96,683)	(157,147)
Total deferred tax benefit	(1,164,336)	(575,755)	(922,286)
	$ 8,455,987	$ 3,192,362	$ 2,172,283

Pinnacle Financial's income tax expense differs from the amounts computed by applying the Federal income tax statutory rates of 35% in 2006 and 34% in 2005 and 2004 to income before income taxes. A reconciliation of the differences for each of the years in the three-year period ended December 31, 2006 is as follows:

	2006	2005	2004
Income taxes at statutory rate	$ 9,234,057	$ 3,824,194	$ 2,547,006
State tax expense, net of federal tax effect	230,238	54,085	171,494
Federal tax credits	(300,000)	(300,000)	(300,000)
Tax-exempt securities	(602,100)	(339,900)	(156,354)
Other items	(106,208)	(46,017)	(89,863)
Income tax expense	$ 8,455,987	$ 3,192,362	$ 2,172,283

The effective tax rate for all years is impacted by Federal tax credits related to the New Markets Tax Credit program whereby a subsidiary of Pinnacle National has been awarded approximately $2.3 million in future Federal tax credits which are available thru 2010. Tax benefits related to these credits will be recognized for financial reporting purposes in the same periods that the credits are recognized in the Company's income tax returns. The credit that is available for each of the years in the three year period ended December 31, 2006 was $300,000. Pinnacle Financial believes that it and its subsidiary have complied with the various regulatory provisions of the New Markets Tax Credit program in each of these years. Also, during 2004, Pinnacle National formed a real estate investment trust which provides Pinnacle Financial with an alternative vehicle for raising capital. Additionally, the ownership structure of this real estate investment trust provides certain state income tax benefits to Pinnacle National and Pinnacle Financial.

The components of deferred income taxes included in other assets in the accompanying consolidated balance sheets at December 31, 2006 and 2005 are as follows:

	2006	2005
Deferred tax assets:		
Loan loss allowance	$ 6,654,334	$ 3,019,094
Loans	1,337,983	44,316
Securities	1,251,636	1,773,521
Accrued liability for supplemental retirement agreements	1,535,688	-
Deposits	585,568	-
Other deferred tax assets	340,296	130,500
	11,705,505	4,967,431
Deferred tax liabilities:		
Depreciation and amortization	1,563,078	417,207
Core deposit intangible asset	4,473,076	-
FHLB dividends	770,156	-
Other deferred tax liabilities	440,642	139,602
	7,246,952	556,809
Net deferred tax assets	$ 4,458,553	$ 4,410,622

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Pinnacle Financial will realize the benefit of these deductible differences. However, the amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Note 11. Commitments and Contingent Liabilities

In the normal course of business, Pinnacle Financial has entered into off-balance sheet financial instruments which include commitments to extend credit (i.e., including unfunded lines of credit) and standby letters of credit. Commitments to extend credit are usually the result of lines of credit granted to existing borrowers under agreements that the total outstanding indebtedness will not exceed a specific amount during the term of the indebtedness. Typical borrowers are commercial concerns that use lines of credit to supplement their treasury management functions, thus their total outstanding indebtedness may fluctuate during any time period based on the seasonality of their business and the resultant timing of their cash flows. Other typical lines of credit are related to home equity loans granted to consumers. Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee.

Standby letters of credit are generally issued on behalf of an applicant (our customer) to a specifically named beneficiary and are the result of a particular business arrangement that exists between the applicant and the beneficiary. Standby letters of credit have fixed expiration dates and are usually for terms of two years or less unless terminated beforehand due to criteria specified in the standby letter of credit. A typical arrangement involves the applicant routinely being indebted to the beneficiary for such items as inventory purchases, insurance, utilities, lease guarantees or other third party commercial transactions. The standby letter of credit would permit the beneficiary to obtain payment from Pinnacle Financial under certain prescribed circumstances. Subsequently, Pinnacle Financial would then seek reimbursement from the applicant pursuant to the terms of the standby letter of credit.

Pinnacle Financial follows the same credit policies and underwriting practices when making these commitments as it does for on-balance sheet instruments. Each customer's creditworthiness is evaluated on a case-by-case basis and the amount of collateral obtained, if any, is based on management's credit evaluation of the customer. Collateral held varies but may include cash, real estate and improvements, marketable securities, accounts receivable, inventory, equipment, and personal property.

The contractual amounts of these commitments are not reflected in the consolidated financial statements and would only be reflected if drawn upon. Since many of the commitments are expected to expire without being drawn upon, the contractual amounts do not necessarily represent future cash requirements. However, should the commitments be drawn upon and should our customers default on their resulting obligation to us, Pinnacle Financial's maximum exposure to credit loss, without consideration of collateral, is represented by the contractual amount of those instruments.

A summary of Pinnacle Financial's total contractual amount for all off-balance sheet commitments at December 31, 2006 is as follows:

Commitments to extend credit	$ 532,383,000
Standby letters of credit	52,961,000

At December 31, 2006, the fair value of Pinnacle Financial's standby letters of credit was $159,000. This amount represents the unamortized fee associated with these standby letters of credit and is included in the consolidated balance sheet of Pinnacle Financial. This fair value will decrease over time as the existing standby letters of credit approach their expiration dates.

Various legal claims also arise from time to time in the normal course of business. In the opinion of management, the resolution of claims outstanding at December 31, 2006 will not have a material effect on Pinnacle Financial's consolidated financial statements.

Note 12. Common Stock Offerings and Warrants

During 2004, Pinnacle Financial concluded a follow-on offering of its common stock to the general public. As a result of this offering, Pinnacle Financial, through its underwriters, sold 850,000 shares of common stock to the general public at $20 per share. The underwriters also exercised an over-allotment option and purchased an additional 127,500 shares at $20 per share, less the applicable underwriting discount. Net proceeds from the offering were approximately $18.2 million.

Three executives of Pinnacle Financial (the Chairman of the Board, the President and Chief Executive Officer and the Chief Administrative Officer) along with nine members of Pinnacle Financial's Board of Directors and two other organizers of Pinnacle Financial were awarded warrants to acquire 406,000 shares of common stock at $5.00 per share. During 2006, 11,000 warrants were exercised and, as a result, 395,000 unexercised warrants were outstanding and exercisable at December 31, 2006.

Note 13. Salary Deferral Plans and Cavalry Supplemental Executive Retirement Agreements

Pinnacle Financial has a 401(k) retirement plan covering all employees who elect to participate, subject to certain eligibility requirements. The Plan allows employees to defer up to 15% of their salary subject to regulatory limitations with Pinnacle Financial matching 100% of the first 4% in Pinnacle Financial stock during 2006. In 2005 and 2004, the match was calculated at 50% of the first 6% deferred in Pinnacle Financial stock. Subsequent to the merger with Cavalry Bancorp, Inc. from March 15, 2006 through December 29, 2006, certain employees participated in the Cavalry Bancorp 401(k) plan. On December 29, 2006, the Cavalry Bancorp 401(k) plan was merged into the Pinnacle Financial 401(k) plan. Pinnacle Financial's expense associated with the matching component of the plan(s) for each of the years in the three-year period ended December 31, 2006 was approximately $762,000, $259,000 and $199,000, respectively, and is included in the accompanying statements of income in salaries and employee benefits expense.

Prior to the merger with Pinnacle Financial, Cavalry maintained an employee stock ownership plan for the benefit of certain employees (the "Cavalry ESOP"). The Cavalry ESOP is a noncontributory retirement plan adopted by Cavalry in 1998 for the benefit of certain employees who meet minimum eligibility requirements. Cavalry Bancorp, Inc. was the Plan Sponsor and with the merger with Pinnacle Financial, Pinnacle Financial became the Plan Sponsor on March 15, 2006. On March 15, 2006, the Cavalry ESOP owned approximately 683,000 common shares of Pinnacle Financial. The Cavalry ESOP had no liabilities as of March 15, 2006, thus all of the Pinnacle Financial shares owned by the Cavalry ESOP were available for distribution to the participants in the Cavalry ESOP pursuant to the terms of the plan. The terms of the Cavalry ESOP did not change as a result of the merger with Pinnacle Financial.

Pursuant to the terms of the Cavalry ESOP, participation in the plan has been frozen as of March 15, 2006 and all participants in the plan were fully vested prior to the merger date. All assets of the plan were allocated to the participants pursuant to the plan's provisions. Thus, Pinnacle Financial is not required to make future contributions to the Cavalry ESOP. Distributions to participants are only made upon the termination from employment from Pinnacle Financial or the participant's death, at which time, distributions will be made to the participant's beneficiaries.

Pinnacle National serves as the Trustee of the Cavalry ESOP. During 2006, Pinnacle National assessed the Cavalry ESOP no fees as Trustee. Additionally, Pinnacle National incurred administrative expenses of $15,000, primarily auditing and consulting expenses, to maintain the plan.

Prior to the merger with Pinnacle Financial, Cavalry had adopted nonqualified noncontributory supplemental retirement agreements (the "Cavalry SRAs") for certain of the directors and executive officers of Cavalry. Cavalry invested in and, as a result of the Cavalry merger, Pinnacle Financial is the owner of single premium life insurance policies on the life of each participant and is the beneficiary of the policy value. When a participant retires, the accumulated gains on the policy allocated to such participant, if any, will be distributed to the participant in equal installments for 15 years (the "Primary Benefit"). In addition, any annual gains after the retirement date of the participant will be distributed on an annual basis for the lifetime of the participant (the "Secondary Benefit"). As a result of the merger with Pinnacle Financial, all participants became fully vested in the Cavalry SRAs. No new participants have been added to the Cavalry SRAs as a result of the merger with Pinnacle Financial.

The Cavalry SRAs also provides the participants with death benefits, which is a percentage of the net death proceeds for the policy, if any, applicable to the participant. The death benefits are not taxable to Pinnacle Financial or the participant's beneficiary.

Pinnacle Financial recognized approximately $163,000 in compensation expense in the year ended December 31, 2006 related to the Cavalry SRAs. Additionally, Pinnacle Financial incurred approximately $5,000 in administrative expenses to maintain the Cavalry SRA during the year ended December 31, 2006. At December 31, 2006, included in other liabilities is $3,915,000 which represents the net present value of the future obligations owed the participants in the Cavalry SRAs using a discount rate of 5.5%.

Note 14. Stock Option Plan and Restricted Shares

Pinnacle Financial has two equity incentive plans under which it has granted stock options to its employees to purchase common stock at or above the fair market value on the date of grant and granted restricted share awards to employees and directors. During the first quarter of 2006 and in connection with its merger with Cavalry, Pinnacle Financial assumed a third equity incentive plan, the 1999 Cavalry Bancorp, Inc. Stock Option Plan (the "Cavalry Plan"). All options granted under the Cavalry Plan were fully vested prior to Pinnacle Financial's merger with Cavalry and expire at various dates between January 2011 and June 2012. In connection with the merger, all options to acquire Cavalry common stock were converted to options to acquire Pinnacle Financial common stock at the 0.95 exchange ratio. The exercise price of the outstanding options under the Cavalry Plan was adjusted using the same exchange ratio. All other terms of the Cavalry options were unchanged. There were 195,551 Pinnacle shares which could be acquired by the participants in the Cavalry Plan at exercise prices that ranged between $10.26 per share and $13.68 per share.

As of December 31, 2006, of the 1,658,000 stock options outstanding, 1,298,000 options were granted with the intention to be incentive stock options qualifying under Section 422 of the Internal Revenue Code for favorable tax treatment to the option holder while 361,000 options would be deemed non-qualified stock options and thus not subject to favorable tax treatment to the option holder. All stock options under the plans vest in equal increments over five years from the date of grant and are exercisable over a period of ten years from the date of grant.

A summary of the activity within the three equity incentive plans during the twelve months ended December 31, 2006 and information regarding expected vesting, contractual terms remaining, intrinsic values and other matters was as follows:

	Number	Weighted-Average Exercise Price	Weighted-Average Contractual Remaining Term (in years)	Aggregate Intrinsic Value (1) (000's)
Outstanding at December 31, 2003	907,400	$ 5.39		
Granted	189,080	14.65		
Exercised	(23,780)	4.89		
Forfeited	(4,350)	7.86		
Outstanding at December 31, 2004	1,068,350	$ 7.03		
Granted	209,482	23.74		
Exercised	(20,953)	5.93		
Forfeited	(14,486)	14.93		
Outstanding at December 31, 2005	1,242,393	$ 9.78		
Additional stock option grants resulting from assumption of the Cavalry Plan	195,551	10.80		
Granted	365,519	24.00		
Exercised	(130,168)	9.69		
Forfeited	(14,836)	15.45		
Outstanding at December 31, 2006	1,658,459	$ 12.93	6.4	$31,848
Outstanding and expected to vest at December 31, 2006	1,630,134	$ 13.88	6.4	$31,563
Options exercisable at December 31, 2006	922,524	$ 7.40	5.0	$23,780

(1) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of Pinnacle Financial common stock of $33.18 per common share for the 1.6 million options that were in-the-money at December 31, 2006.

During the year ended December 31, 2006, 155,000 option awards vested at an average exercise price of $12.46 and an intrinsic value of approximately $5.14 million. On January 19, 2007, Pinnacle Financial granted options to purchase 234,000 common shares to certain employees at an exercise price of $31.25 per share. These options, which were issued as non-qualified stock options, will vest in varying increments over five years beginning one year after the date of the grant and are exercisable over a period of ten years from the date of grant.

During the years ended December 31, 2006, 2005 and 2004, the aggregate intrinsic value of options exercised under our equity incentive plans was $1,694,000, $354,000 and $6,000, respectively, determined as of the date of option exercise. As of December 31, 2006, there was approximately $4.39 million of total unrecognized compensation cost related to unvested stock options granted under our equity incentive plans. That cost is expected to be recognized over a weighted-average period of 3.9 years.

Pinnacle Financial adopted SFAS No. 123(R) using the modified prospective transition method on January 1, 2006. Accordingly, during the year ended December 31, 2006, we recorded stock-based compensation expense using the Black-Scholes valuation model for awards granted prior to, but not yet vested, as of January 1, 2006 and for stock-based awards granted after January 1, 2006, based on fair value estimated using the Black-Scholes valuation model. For these awards, we have recognized compensation expense using a straight-line amortization method. As SFAS No. 123(R) requires that stock-based compensation expense be based on awards that are ultimately expected to vest, stock-based compensation for the year ended December 31, 2006 has been reduced for estimated forfeitures. The impact on our results of operations (compensation and employee benefits expense) and earnings per share of recording stock-based compensation in accordance with SFAS No. 123(R) (related to stock option awards) for the year ended December 31, 2006 was as follows:

	Awards granted with the intention to be classified as incentive stock options	Non-qualified stock option awards	Totals
Stock-based compensation expense	$ 586,923	$ 423,034	$ 1,009,957
Deferred income tax benefit	-	165,956	165,956
Impact of stock-based compensation expense after deferred income tax benefit	$ 586,923	$ 257,078	$ 844,001
Impact on earnings per share:			
Basic –weighted average shares outstanding	$ 0.042	$ 0.018	$ 0.060
Fully diluted – weighted average shares outstanding	$ 0.039	$ 0.017	$ 0.056

For purposes of these calculations, the fair value of options granted for each of the years in the three-year period ended December 31, 2006 was estimated using the Black-Scholes option pricing model and the following assumptions:

	2006	*2005*	*2004*
Risk free interest rate	4.65%	2.57%	1.11%
Expected life of options	6.50 years	6.50 years	6.50 years
Expected dividend yield	0.00%	0.00%	0.00%
Expected volatility	23.1%	24.1%	21.4%
Weighted average fair value	$10.44	$7.30	$3.62

Pinnacle Financial's computation of expected volatility is based on weekly historical volatility since September of 2002. Pinnacle Financial used the simplified method in determining the estimated life of stock option issuances. The risk free interest rate of the award is based on the closing market bid for U.S. Treasury securities corresponding to the expected life of the stock option issuances in effect at the time of grant.

Additionally, Pinnacle Financial's 2004 Equity Incentive Plan provides for the granting of restricted share awards and other performance or market-based awards, such as stock appreciation rights. There were no market-based awards or stock appreciation rights outstanding as of December 31, 2006. During 2006, 2005 and 2004, Pinnacle Financial awarded 18,057 shares, 16,366 shares and 3,846 shares, respectively, of restricted common stock to certain executives of Pinnacle Financial. The fair value of these awards as of the date of grant was $34.96, $24.98 and $22.62 per share, respectively. The forfeiture restrictions on the restricted shares lapse in three separate traunches should Pinnacle Financial achieve certain earnings and soundness targets over the subsequent three year period, excluding the impact of any merger related expenses in 2006 and thereafter. Compensation expense associated with the restricted share awards is recognized over the time period that the restrictions associated with the awards lapse based on a graded vesting schedule such that each traunche is amortized separately. Earnings and soundness targets for the 2006, 2005 and 2004 fiscal years were achieved and the restrictions related to 12,753, 6,734 shares and 1,282 shares, respectively, were released. For each year in the three-year period ended December 31, 2006, Pinnacle Financial recognized approximately $360,000, $245,000 and $43,000, respectively, in compensation costs attributable to these awards. Accumulated compensation costs since the date these shares were awarded have amounted to approximately $648,000 through December 31, 2006.

During 2006, the Board of Directors of Pinnacle Financial awarded 4,400 shares of restricted common stock to the outside members of the board in accordance with their 2006 board compensation package. Each board member received an award of 400 shares. The restrictions on these shares lapsed subsequent to December 31, 2006 on the one year anniversary date of the award based on each individual board member meeting their attendance goals for the various board and board committee meetings to which each member was scheduled to attend during the fiscal year ended December 31, 2006 with the exception of one outside board member who resigned his board seat and forfeited his restricted share award. The weighted average fair value of all restricted share awards granted to our directors as of the date of grant was $26.14 per share. For the year ended December 31, 2006, Pinnacle Financial recognized approximately $105,000, in compensation costs attributable to these awards.

A summary of activity for restricted share awards for the year ended December 31, 2006 follows:

	Executive Management Awards			*Board of Director Awards*		
(number of share awards)	*Vested*	*Unvested*	*Totals*	*Vested*	*Unvested*	*Totals*
Balances at December 31, 2005	8,016	12,196	20,212		-	-
Granted	-	18,057	18,057	-	4,400	4,400
Forfeited	-	-	-	-	(400)	(400)
Vested	12,753	(12,753)	-	-	-	-
Balances at December 31, 2006	20,769	17,500	38,269	-	4,000	4,000

A summary of compensation expense, net of the impact of income taxes, related to restricted stock awards for the three-year period ended December 31, 2006, follows:

	2006	2005	2004
Stock-based compensation expense	$ 465,003	$ 244,724	$ 43,009
Income tax benefit	182,421	93,705	16,468
Impact of stock-based compensation expense, net of income tax benefit	$ 282,582	$ 151,019	$ 26,541
Impact on earnings per share:			
Basic – weighted average shares outstanding	$ 0.020	$ 0.018	$ 0.003
Fully diluted – weighted average shares outstanding	$ 0.019	$ 0.016	$ 0.003

Prior to January 1, 2006, Pinnacle Financial applied APB Opinion No. 25 and related interpretations in accounting for its stock option plans. All option grants carry exercise prices equal to or above the fair value of the common stock on the date of grant. Accordingly, no compensation cost had been recognized for such periods. Had compensation cost for Pinnacle Financial's equity incentive plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method prescribed in SFAS No. 123(R), Pinnacle Financial's net income and net income per share would have been adjusted to the pro forma amounts indicated below for the years ended December 31, 2005 and 2004:

	2005	2004
Net income, as reported	$ 8,055,268	$ 5,318,910
Add: Compensation expense recognized in the accompanying consolidated statement of income, net of related tax effects	167,981	32,252
Deduct: Total stock-based compensation expense determined under the fair value based method for all awards, net of related tax effects	(859,350)	(458,405)
Pro forma net income	$ 7,363,899	$ 4,892,757

		2005	2004
Per share information:			
Basic net income	As reported	$ 0.96	$ 0.69
	Pro forma	0.88	0.63
Diluted net income	As reported	$ 0.85	$ 0.61
	Pro forma	0.78	0.56

Note 15. Employment Contracts

Pinnacle Financial has entered into four continuously automatic-renewing three-year employment agreements with four of its senior executives, the President and Chief Executive Officer, the Chairman of the Board, the Chief Administrative Officer and the Chief Financial Officer. These agreements will always have a three-year term unless any of the parties to the agreements gives notice of intent not to renew the agreement. The agreements specify that in certain defined "Terminating Events," Pinnacle Financial will be obligated to pay each of the four senior executives a certain amount which is based on their annual salaries and bonuses. These Terminating Events include disability, change of control and other events.

Pinnacle Financial has entered into an employment agreement with one of its directors who served as the former Chief Executive Officer of Cavalry. This agreement shall have an initial term that expires on April 25, 2007 (the 65th birthday of the director/employee). The agreement specifies that in certain defined "Terminating Events," Pinnacle Financial will be obligated to pay this director/executive a certain amount which is based on his annual salary and bonus. These Terminating Events include disability, change of control and other events. Furthermore, pursuant to the employment agreement the director/employee has agreed to a noncompetition and nonsolicitation clause for a period of three years following his employment.

Note 16. Related Party Transactions

A local public relations company, of which one of Pinnacle Financial's directors is a principal, provides various services for Pinnacle Financial. For the years ended December 31, 2006, 2005, and 2004, Pinnacle Financial incurred approximately $195,000, $187,000 and $141,000, respectively, in expense for services rendered by this public relations company. Another director is an officer in an insurance firm that serves as an agent in securing insurance in such areas as Pinnacle Financial's property and casualty insurance and other insurance policies.

During 2004, Pinnacle Financial's wholly-owned subsidiary, Pinnacle Credit Enhancement Holdings, Inc. ("PCEH"), acquired a 24.5% membership interest in Collateral Plus, LLC. Collateral Plus, LLC serves as an intermediary between investors and borrowers in certain financial transactions whereby the borrowers require enhanced collateral in the form of guarantees or letters of credit issued by the investors for the benefit of banks and other financial institutions. An employee of Pinnacle National also owns a 24.5% interest in Collateral Plus, LLC. PCEH's 24.5% ownership of Collateral Plus, LLC resulted in pre-tax earnings of $120,000 in 2006, $216,000 in 2005and $9,000 in 2004.

Also see "Note 5-Loans and Allowance for Loan Losses" concerning loans and other extensions of credit to certain directors, officers, and their related entities.

Note 17. Fair Value of Financial Instruments

The following methods and assumptions were used by Pinnacle Financial in estimating its fair value disclosures for financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flow models. Those models are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different methodologies may have a material effect on the estimated fair value amounts. The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2006 and 2005. Such amounts have not been revalued for purposes of these consolidated financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Cash, Due From Banks and Fed Funds Sold - The carrying amounts of cash, due from banks, and federal funds sold approximate their fair value.

Securities - Estimated fair values for securities available for sale and securities held to maturity are based on quoted market prices where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable instruments.

Loans - For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are equal to carrying values. For fixed rate loans that reprice within one year, fair values are equal to carrying values. For other loans, fair values are estimated using discounted cash flow models, using current market interest rates offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow models or based on the fair value of the underlying collateral.

Deposits, Securities Sold Under Agreements to Repurchase, Advances from the Federal Home Loan Bank and Subordinated Debt - The carrying amounts of demand deposits, savings deposits, securities sold under agreements to repurchase, floating rate advances from the Federal Home Loan Bank and floating rate subordinated debt approximate their fair values. Fair values for certificates of deposit, fixed rate advances from the Federal Home Loan Bank and fixed rate subordinated debt are estimated using discounted cash flow models, using current market interest rates offered on certificates, advances and other borrowings with similar remaining maturities. For fixed rate subordinated debt, the maturity is assumed to be as of the earliest date that the indebtedness will be repriced.

Off-Balance Sheet Instruments - The fair values of Pinnacle Financial's off-balance-sheet financial instruments are based on fees charged to enter into similar agreements. However, commitments to extend credit and standby letters of credit do not represent a significant value to Pinnacle Financial until such commitments are funded. Pinnacle Financial has determined that the fair value of commitments to extend credit is not significant.

The carrying amounts and estimated fair values of Pinnacle Financial's financial instruments at December 31, 2006 and 2005 were as follows (in thousands):

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Commercial Banking	Trust and Investment Services	Mortgage Origination	Insurance Services	Total Company
For the year ended December 31, 2006:					
Net interest income	$ 60,953	$ -	$ -	$ -	$ 60,953
Provision for loan losses	3,732	-	-	-	3,732
Noninterest income	8,705	3,316	1,647	2,119	15,787
Noninterest expense	41,930	2,375	976	1,343	46,624
Income tax expense	7,508	369	263	317	8,457
Net income	$ 16,488	$ 572	$ 408	$ 459	$ 17,927
For the year ended December 31, 2005:					
Net interest income	$ 29,038	$ -	$ -	$ -	$ 29,038
Provision for loan losses	2,152	-	-	-	2,152
Noninterest income	2,675	1,573	1,146	-	5,394
Noninterest expense	19,315	1,171	546	-	21,032
Income tax expense	2,809	154	230	-	3,193
Net income	$ 7,437	$ 248	$ 370	$ -	$ 8,055
For the year ended December 31, 2004:					
Net interest income	$ 20,264	$ -	$ -	$ -	$ 20,264
Provision for loan losses	2,948	-	-	-	2,948
Noninterest income	2,348	1,313	1,317	-	4,978
Noninterest expense	12,884	1,004	915	-	14,803
Income tax expense	1,900	118	154	-	2,172
Net income	$ 4,880	$ 191	$ 248	$ -	$ 5,319
As of December 31, 2006:					
End of period assets	$ 2,138,269	$ -	$ -	$ 3,918	$ 2,142,187
As of December 31, 2005:					
End of period assets	$ 1,016,772	$ -	$ -	$ -	$ 1,016,772

At December 31, 2006, Pinnacle Financial had approximately $125.7 million in goodwill and core deposit intangible assets, all of which had been assigned to the Commercial Banking segment.

Note 20. Parent Company Only Financial Information

The following information presents the condensed balance sheets, statements of income, and cash flows of Pinnacle Financial as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006:

CONDENSED BALANCE SHEETS

	2006	2005
Assets:		
Cash	$ 24,803,538	$ 12,679,759
Investments in consolidated subsidiaries:		
Pinnacle National	277,481,220	79,463,336
Pinnacle Advisory Services.	124,716	107,086
Pinnacle Credit Enhancement Holdings	185,325	123,431
PNFP Insurance	477,473	-
Investment in unconsolidated subsidiaries:		
PNFP Statutory Trust I	310,000	310,000
PNFP Statutory Trust II	619,000	619,000
PNFP Statutory Trust III	619,000	-
Income taxes receivable from subsidiaries	1,298,299	676,886
Current income tax receivable	1,049,604	-
Other assets	786,846	618,650
	$307,755,021	$ 94,598,148
Liabilities and stockholders' equity:		
Current income taxes payable	-	232,723
Subordinated debt	51,548,000	30,929,000
Other liabilities	190,000	-
Stockholders' equity	256,017,021	63,436,425
	$307,755,021	$ 94,598,148

CONDENSED STATEMENTS OF INCOME

	2006	2005	2004
Revenues – Interest income	$ 267,154	$ 133,748	$ 63,121
Expenses:			
Interest expense – subordinated debentures	2,504,033	985,645	431,318
Stock-based compensation expense	1,474,960	244,724	43,009
Other expense	245,528	58,772	100,179
Loss before income taxes and equity in income of subsidiaries	(3,957,367)	(1,155,393)	(511,385)
Income tax expense	1,632,738	438,270	198,516
Loss before equity in income of subsidiaries	(2,324,629)	(717,123)	(312,869)
Equity in income of subsidiaries	20,251,662	8,772,391	5,631,779
Net income	$ 17,927,033	$ 8,055,268	$ 5,318,910

CONDENSED STATEMENTS OF CASH FLOWS

	2006	2005	2004
Operating activities:			
Net income	$ 17,927,033	$ 8,055,268	$ 5,318,910
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Stock-based compensation expense	1,474,960	244,724	43,009
Decrease (increase) in income tax receivable, net	(1,921,194)	1,000,352	(1,449,903)
Decrease (increase) in other assets	1,118,127	(479,474)	12,365
Increase (decrease) in other liabilities	190,000	99,726	(4,832)
Tax benefit from exercise of stock awards	-	(50,535)	(1,912)
Excess tax benefit from stock compensation	(131,121)		
Deferred tax benefit	(232,866)	-	-
Equity in income of subsidiaries	(20,251,662)	(8,772,391)	(5,631,779)
Net cash provided (used) by operating activities	(1,826,723)	97,670	(1,714,142)
Investing activities –			
Investment in unconsolidated subsidiaries	(619,000)	(619,000)	-
Investment in consolidated subsidiaries:			
Pinnacle National	(10,000,000)	(15,500,000)	(17,556,000)
Other subsidiaries	(350,250)	(183,721)	(57,812)
Investments in other entities	(65,647)	-	-
Cash and cash equivalents acquired in merger with Cavalry	3,128,116	-	-
Net cash used by investing activities	(7,906,781)	(16,302,721)	(17,613,812)
Financing activities –			
Proceeds from issuance of subordinated debt	20,619,000	20,619,000	-
Net proceeds from sale of common stock	-	-	18,192,167
Exercise of common stock warrants	55,000	-	-
Exercise of common stock options	1,239,771	174,761	118,113
Excess tax benefit from stock compensation arrangements	131,121	-	-
Costs incurred in connection with registration of common stock issued in merger	(187,609)	-	-
Net cash provided by financing activities	21,857,283	20,793,761	18,310,280
Net increase (decrease) in cash	12,123,779	4,588,710	(1,017,674)
Cash, beginning of year	12,679,759	8,091,049	9,108,723
Cash, end of year	$ 24,803,538	$ 12,679,759	$ 8,091,049

Note 21. Quarterly Financial Results (unaudited)

A summary of selected consolidated quarterly financial data for each of the years in the three-year period ended December 31, 2006 follows:

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006				
Interest income	$ 16,811	$ 28,305	$ 31,340	$ 33,241
Net interest income	9,507	16,895	17,159	17,391
Provision for loan losses	387	1,707	587	1,051
Net income before taxes	3,839	6,463	7,942	8,139
Net income	2,612	4,322	5,347	5,646
Basic net income per share	*$ 0.27*	*$ 0.28*	*$ 0.35*	*$ 0.37*
Diluted net income per share	*$ 0.24*	*$ 0.26*	*$ 0.32*	*$ 0.34*
2005				
Interest income	$ 9,270	$ 10,544	$ 12,379	$ 14,118
Net interest income	6,503	6,795	7,456	8,287
Provision for loan losses	601	483	366	702
Net income before taxes	2,499	2,762	2,867	3,119
Net income	1,780	1,959	2,078	2,238
Basic net income per share	*$ 0.21*	*$ 0.23*	*$ 0.25*	*$ 0.27*
Diluted net income per share	*$ 0.19*	*$ 0.21*	*$ 0.22*	*$ 0.24*
2004				
Interest income	$ 5,666	$ 6,225	$ 7,214	$ 8,574
Net interest income	4,152	4,536	5,299	6,278
Provision for loan losses	354	449	1,012	1,134
Net income before taxes	1,611	1,655	1,961	2,263
Net income	1,071	1,168	1,391	1,689
Basic net income per share	*$ 0.15*	*$ 0.16*	*$ 0.18*	*$ 0.20*
Diluted net income per share	*$ 0.13*	*$ 0.14*	*$ 0.16*	*$ 0.18*

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Pinnacle Financial Partners, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Pinnacle Financial Partners, Inc.'s internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Pinnacle Financial Partners, Inc.'s management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. In conducting the Pinnacle Financial Partners, Inc.'s evaluation of the effectiveness of its internal control over financial reporting, the Company has excluded the acquisition of Cavalry Bancorp, Inc. (Cavalry), which was completed by Pinnacle Financial Partners, Inc. on March 15, 2006. At the acquisition date, total assets of Cavalry totaled $672 million. Further information concerning the acquisition of Cavalry appears in Note 2, Merger with Cavalry Bancorp, Inc., to the accompanying audited consolidated financial statements. Based on our assessment we believe that, as of December 31, 2006, the Company's internal control over financial reporting is effective based on those criteria.

Pinnacle Financial Partners, Inc.'s independent registered public accounting firm has issued an audit report on Pinnacle Financial Partners Inc.'s management's assessment of the company's internal control over financial reporting. This report appears on page 76 of this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Pinnacle Financial Partners, Inc.:

We have audited the accompanying consolidated balance sheets of Pinnacle Financial Partners, Inc. and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in notes 1 and 14 to the consolidated financial statements, in 2006 the Company changed its method of accounting for share-based payments.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 20, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Nashville, Tennessee
February 20, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Pinnacle Financial Partners, Inc.:

We have audited management's assessment, included in the accompanying Report on Internal Control Over Financial Reporting, that Pinnacle Financial Partners, Inc. (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company acquired Cavalry Bancorp, Inc. (Cavalry) on March 15, 2006. Total assets of Cavalry at the acquisition date totaled $672 million. Management excluded Cavalry's internal control over financial reporting from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Cavalry.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 20, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Nashville, Tennessee
February 20, 2007

INVESTOR INFORMATION

Pinnacle Financial's common stock is traded on the Nasdaq Global Select Markets under the symbol "PNFP" and has traded on that market since July 3, 2006. Prior to that date, Pinnacle Financial's common stock traded on the Nasdaq National Market for the periods presented. The following table shows the high and low sales price information for Pinnacle Financial's common stock for each quarter in 2006 and 2005 as reported on the Nasdaq Global Select Market, or its predecessor the Nasdaq National Market.

	Price Per Share	
	High	Low
2006:		
First quarter	$ 28.84	$ 24.75
Second quarter	30.92	27.09
Third quarter	37.41	28.93
Fourth quarter	36.17	31.23
2005:		
First quarter	$ 24.05	$ 20.72
Second quarter	25.14	20.50
Third quarter	26.65	22.67
Fourth quarter	25.96	21.70

As of February 15, 2007, Pinnacle Financial had approximately 900 shareholders of record and, additionally, approximately 5,600 beneficial owners.

Pinnacle Financial has not paid any cash dividends since inception, and it does not anticipate that it will consider paying dividends until Pinnacle National has achieved a level of profitability appropriate to fund such dividends and support asset growth.

Pinnacle Financial did not repurchase any shares of its common stock during the quarter ended December 31, 2006.

STOCKHOLDER RETURN PERFORMANCE GRAPH

Set forth on the following page is a line graph comparing the monthly percentage change in the cumulative total stockholder return on the Pinnacle's common stock against the cumulative total return of the NASDAQ Composite Index and the SNL Bank Index with assets of $1 billion to $5 billion for the period commencing on December 31, 2001 and ending December 31, 2006 (the "Measuring Period"). The graph assumes that the value of the investment in the Pinnacle's common stock and each index was $100 on December 31, 2001. The change in cumulative total return is measured by dividing the change in share price between the beginning and end of the Measuring Period by the share price at the beginning of the Measuring Period. As the Company paid no cash dividends, the impact of dividends is not applicable to the Pinnacle's total return. However, cash dividends may impact the cumulative returns of the two indices.

Cumulative Total Returns (1)
Comparison of

PINNACLE FINANCIAL PARTNERS, INC.
NASDAQ COMPOSITE INDEX
SNL $1 BILLION to $5 BILLION BANK INDEX (2)



Total Return Performance
Pinnacle Financial Partners, Inc.
NASDAQ Composite
SNL $1B-$5B Bank Index
Index Value
700
600
500
400
300
200
100
0
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

(1) Assumes $100 invested on December 31, 2001 in Pinnacle Financial Partners, Inc. Common Stock ("PNFP") and the two indexes noted above. Additionally, PNFP has traded on the Nasdaq Global Select Market since July 3, 2006. Prior to that date, PNFP was traded on the Nasdaq National Market beginning on August 14, 2002. From May 28, 2002 to August 13, 2002, PNFP was traded on the Nasdaq SmallCap Market. Prior to May 28, 2002, PNFP was traded on the OTC Bulletin Board.

(2) SNL Bank Index with assets of $1 billion to $5 billion is a customized index consisting of 47 publicly traded banking institutions headquartered in the United States. SNL Financial is a financial research firm focused on banking and other industries and is located in Charlottesville, Virginia.

Cumulative Total Return of $100.00 initial investment on December 31, 2001

	December 31,					
	2001	2002	2003	2004	2005	2006
Pinnacle Financial Partners, Inc.	**100.00**	**125.95**	**229.27**	**441.39**	**487.41**	**647.41**
NASDAQ Composite Index	100.00	68.76	103.67	113.16	115.57	127.58
SNL Bank Index with assets of $1 billion to $5 billion	100.00	115.44	156.98	193.74	190.43	220.36

BOARD OF DIRECTORS

Sue G. Atkinson
Chairman
Atkinson Public Relations

Gregory L. Burns
Chairman and Chief Executive Officer
O'Charley's Inc.

Colleen Conway-Welch
Dean of Nursing
Vanderbilt University

James C. Cope
Partner
Cope, Hudson, Scarlett, Reed & McCreary

William H. Huddleston, IV
President
Huddleston-Steele Engineering, Inc.

Clay T. Jackson
Senior Vice President, Regional Agency Manager, Tennessee
BB&T Cooper, Love, Jackson, Thornton & Harwell

Ed C. Loughry, Jr.
Vice Chairman
Pinnacle Financial Partners, Inc.
Formerly Chairman and CEO of Cavalry Bancorp, Inc.

Robert A. McCabe, Jr.
Chairman
Pinnacle Financial Partners, Inc.

Hal N. Pennington
Chairman and Chief Executive Officer
Genesco Inc.

Dale W. Polley
Retired President of First American National Bank and Vice Chairman of the First American Board

James L. Shaub II
President and Chief Executive Officer
Southeast Waffles, LLC

Reese L. Smith III
President
Haury & Smith Contractors, Inc.

M. Terry Turner
President and Chief Executive Officer
Pinnacle Financial Partners, Inc.

DIRECTOR EMERITUS
Robert E. McNeilly, Jr.
Retired Chairman of First American's Nashville Bank and President of First American Trust Company

LEADERSHIP TEAM

Harold R. Carpenter
Executive Vice President and Chief Financial Officer

Ronald K. Carter
Senior Vice President and Rutherford County Client Services Manager

R. Dale Floyd
Senior Vice President and Chief Lending Officer
Rutherford County

Gerald M. Hampton
Senior Vice President and Financial Advisor

Joanne B. Jackson
Executive Vice President and Manager
Client Services Group

Donald K. Jenny
Senior Vice President and Senior Program Manager

William S. Jones
Executive Vice President and Rutherford County Area Executive

M. Glenn Layne
Senior Vice President and Senior Credit Officer
Rutherford County

Robert A. McCabe, Jr.
Chairman

Charles B. McMahan
Executive Vice President and Senior Credit Officer

P. Barry Moody
Executive Vice President and Manager
Pinnacle Asset Management

Martha Olsen
Executive Vice President and Chief People Officer

Hugh M. Queener
Executive Vice President and Chief Administrative Officer

James O. Sweeney, III
Senior Vice President and Manager, Client Services Group
Rutherford County

M. Terry Turner
President and Chief Executive Officer

James E. White
Executive Vice President and Chief Lending Officer

GENERAL COUNSEL

Bass, Berry & Sims PLC
Nashville, Tennessee

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
Nashville, Tennessee

STOCK LISTING

The common stock of Pinnacle Financial Partners, Inc. is traded on the Nasdaq Global Select market under the trading symbol "PNFP."

INVESTOR RELATIONS

Shareholders and others seeking a copy of the Company's public filings should visit the Investor Relations section of our website at www.pnfp.com or contact:

Chief Financial Officer
Pinnacle Financial Partners, Inc.
211 Commerce Street, Suite 300
Nashville, TN 37201
(615) 744-3742

SHAREHOLDER SERVICES

Shareholders desiring to change address or ownership of stock, report lost certificates or to consolidate accounts should contact:

Registrar and Transfer Company
P.O. Box 1010
Cranford, NJ 07016-3572

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders will convene at 11 a.m. on Tuesday, April 17, 2007. The meeting will be held at Pinnacle Financial Partners, 211 Commerce Street, Nashville, TN. Further information regarding this meeting can be found in the firm's proxy statement for the 2007 Annual Meeting.

Pinnacle[SM]

FINANCIAL PARTNERS

Pinnacle Financial Partners, Inc.
211 Commerce Street, Suite 300
Nashville, TN 37201
(615) 893-1234

Bedford County Location
Pinnacle Shelbyville
604 North Main St.
Shelbyville, TN 37160
(931) 684-6166

Davidson County Locations
Pinnacle Donelson
424 Donelson Pike
Nashville, TN 37214
(615) 743-6010

Pinnacle Downtown Nashville
211 Commerce Street, Suite 300
Nashville, TN 37201
(615) 744-3705

Pinnacle Green Hills
2307 Crestmoor Drive
Nashville, TN 37215
(615) 743-3500

Pinnacle Rivergate
847 Conference Drive
Goodlettsville, TN 37072
(615) 744-3290

Pinnacle West End
2300 West End Avenue
Nashville, TN 37203
(615) 690-4000

Rutherford County Locations
Pinnacle Murfreesboro:
114 West College St.
Murfreesboro, TN 37130
(615) 893-1234

2035 S.E. Broad St.
Murfreesboro, TN 37127
(615) 893-1234

1645 N.W. Broad St.
Murfreesboro, TN 37129
(615) 893-1234

123 Cason Lane
Murfreesboro, TN 37128
(615) 893-1234

1745 Memorial Blvd.
Murfreesboro, TN 37129
(615) 893-1234

2604 South Church St.
Murfreesboro, TN 37128
(615) 893-1234

Pinnacle Smyrna:
269 South Lowry St.
Smyrna, TN 37167
(615) 893-1234

467 Sam Ridley Parkway West
Smyrna, TN 37167
(615) 893-1234

Sumner County Location
Pinnacle Hendersonville
270 East Main St.
Hendersonville, TN 37075
(615) 690-4045

Williamson County Locations
Pinnacle Brentwood
7029 Church Street East
Brentwood, TN 37027
(615) 744-5100

Pinnacle Cool Springs
7040 Carothers Parkway
Franklin, TN 37067
(615) 744-3770

Pinnacle Franklin
216 South Royal Oaks Boulevard
Franklin, TN 37064
(615) 690-4030

EQUAL HOUSING LENDER

END